UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Infocrossing, Inc.
(Name of Subject Company)

Infocrossing, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45664X 10 9
(CUSIP Number of Class of Securities)

Nicholas J. Letizia
Senior Vice President, General Counsel & Secretary
2 Christie Heights Street
Leonia, New Jersey 07605
(201) 840-4700
(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara L. Becker, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.  The name of the subject company is Infocrossing, Inc., a Delaware corporation (the “Company” or “Infocrossing”). The address and telephone number of the Company’s principal executive office is 2 Christie Heights Street, Leonia, New Jersey 07605, (201) 840-4700.

Securities.  This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the Company’s common stock, par value $0.01 per share (the “Shares”). As of August 15, 2007, there were 22,551,194 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.  The Company is filing this Statement. The information about the Company’s address and telephone number above under Item 1 is incorporated herein by reference. The Company’s website address is www.infocrossing.com. The information on the Company’s website should not be considered a part of this Statement.

Tender Offer.  This Statement relates to the tender offer by Roxy Acquisition Corp., a Delaware corporation (“Offeror”), disclosed in a Tender Offer Statement on Schedule TO, dated August 17, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a price of $18.70 per Share (the “Offer Price”), net to the holder in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in Offeror’s offer to purchase, dated August 17, 2007 (the “Offer to Purchase”), and the related letter of transmittal. The consideration offered per Share, together with all the terms and conditions of Offeror’s tender offer, is referred to in this Statement as the “Tender Offer.” Offeror is an indirect wholly owned subsidiary of Wipro Limited, a company organized under the laws of India (“Parent”).

The Tender Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 6, 2007, by and among Parent, Offeror and the Company (the “Merger Agreement”). Pursuant to the Merger Agreement, Offeror has agreed to, and Parent has agreed to cause Offeror to, make an offer to purchase all of the outstanding Shares at a price of $18.70 per Share, net to the holder in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in the Merger Agreement. Offeror’s obligation to purchase Shares tendered in the Tender Offer is subject to the valid tender of Shares which, together with all other Shares (if any) beneficially owned by Parent and its Affiliates (as defined in the Merger Agreement), represents one share more than a majority of the number of Shares then outstanding on a fully diluted basis (which means, as of any time, the number of Shares outstanding, together with all Shares (if any) that the Company would be required to issue pursuant to then-outstanding options, rights and convertible securities (if any) with an exercise price that is equal to or less than $18.70, but only to the extent then exercisable or exercisable within 90 days following the Expiration Date (as defined below), assuming that all conditions to such exercisability would be satisfied in such 90 day period) (the “Minimum Condition”), as well as other conditions described in Item 8(d) below.

The initial expiration date for the Tender Offer is 11:59 p.m., New York City time, on September 17, 2007, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law (the “Expiration Date”). Also, the Merger Agreement provides that if the Tender Offer is completed but Offeror does not then own (in combination with the number of shares it may acquire from the Company pursuant to the Top-Up Option provided under the Merger Agreement) a sufficient number of Shares to effect a “short form” merger without a vote of the Company’s stockholders under Delaware’s short form merger statute, Offeror may offer one or more subsequent offering periods of the Offer for a number of days equal to not less than three nor more than 20 business days. During any subsequent offering period, Shares not tendered and purchased in the Tender Offer may be tendered to Offeror for the same consideration paid in the Tender Offer. The Merger Agreement also provides that following completion of the Tender Offer (including any subsequent offering periods), the parties will complete a second-step merger (the “Merger”), pursuant to which Merger Sub will merge with and into the Company, with the Company as the surviving corporation, and all remaining Shares will be cancelled and converted into $18.70 per Share, without interest.

Additional information about the Tender Offer can be found in Item 3 and Item 7 of this Statement and in the Offer to Purchase.

The address of the principal executive office of Parent is Doddakannelli, Sarjapur Road, Bangalore — 560035, India, telephone number +91-80-2844-0011. The address of the principal executive office of Offeror is 11th Floor, 2 Tower Center Blvd., East Brunswick, New Jersey 008816, telephone number (732) 509-1516.

A copy of the Merger Agreement is attached hereto as Exhibit (e)(1) and is incorporated herein by reference in its entirety. A copy of the Offer to Purchase is attached hereto as Exhibit (a)(3). The terms and conditions of the Tender Offer, related procedures and withdrawal rights, and the description of the Merger Agreement and related documents described and contained in Sections 1, 2, 3, 4, and 13 of the Offer to Purchase are incorporated by reference herein. The Form of Letter of Transmittal filed as Exhibit (a)(4) hereto is incorporated by reference in its entirety.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule 14D-9 (the “Information Statement”) as Annex I or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company’s executive officers, directors or affiliates; or (ii) Parent, Offeror or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Offeror’s right (following acceptance for payment by Offeror pursuant to the Tender Offer of more than 50% of the outstanding Shares) to designate persons for election to the Board of Directors of the Company (the “Board”) without election of such persons at a meeting of the stockholders (such time hereinafter referred to as the “Appointment Time”). The Information Statement is incorporated herein by reference. For the purposes of this Schedule 14D-9, the term “executive officers” shall include the following officers of the Company: Zach Lonstein (Chairman and Chief Executive Officer); Robert Wallach (Vice Chairman, President and Chief Operating Officer); Lee C. Fields (Executive Vice President, Marketing and Business Development); Michael D. Jones (President IT Outsourcing); Nicholas J. Letizia (Senior Vice President, General Counsel and Secretary); Arthur Miller (President — Infocrossing Healthcare Services, Inc.); William J. McHale (Chief Financial Officer, Senior Vice President — Finance and Treasurer); and Michael Wilczak (Senior Vice President — Corporate Development).

The Merger Agreement.  The summary of the Merger Agreement and the descriptions of the terms and conditions of the Tender Offer and related procedures and withdrawal rights contained in Sections 1, 2, 3, 4 and 13 of the Offer to Purchase, which is being filed as an exhibit to the Schedule TO, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender Agreement between Parent and Messrs. Lonstein and Wallach.  In connection with the execution of the Merger Agreement, each of Mr. Zach Lonstein, Chairman of the Board and Chief Executive Officer of the Company, and Mr. Robert Wallach, President and Chief Operating Officer of the Company, entered into a Tender and Voting Agreement, dated as of August 6, 2007 (each, a “Tender Agreement”), with Parent and Offeror, pursuant to which, among other things, Messrs. Lonstein and Wallach each agreed to tender the Shares they hold pursuant to and in accordance with the Tender Offer. Mr. Lonstein’s agreement provides that (i) in the event that the only condition remaining in the Tender Offer is the Minimum Condition and (ii) the exercise of all vested in-the-money options to acquire shares (“Options”) by Mr. Lonstein and tender into the Tender Offer would cause the Minimum Condition to be satisfied, then Mr. Lonstein will exercise all such Options and tender into the Tender Offer.

Messrs. Lonstein and Wallach own, in the aggregate, approximately 6.41% of the outstanding Shares of the Company. Each of the Tender Agreements will terminate upon the earliest to occur of (i) the date and time that the Merger Agreement is terminated in accordance with its terms, (ii) the effective date of the Merger, or (iii) the date any amendment or change to the Merger Agreement is effected without the approval of either Mr. Lonstein or Mr. Wallach, as applicable, which change or amendment (a) decreases the price to be paid in the Tender Offer or (b) materially and adversely affects Mr. Lonstein or Mr. Wallach, as the case may be.

This summary of the Tender Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender Agreements, which have been filed as Exhibits (e)(4) and (e)(5) hereto and are hereby incorporated by reference.

The Confidentiality Agreement.  The Company and Parent entered into a confidentiality agreement, dated as of October 16, 2006 (the “Confidentiality Agreement”), in connection with the consideration of a possible negotiated transaction involving the Company. Under the Confidentiality Agreement, the parties agreed, subject to certain exceptions, to keep confidential any non-public information concerning the other party, not to solicit the other party’s employees for a period of 24 months from the date of the Confidentiality Agreement and not to solicit the other party’s customers for a period of 18 months from the date of the Confidentiality Agreement. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

The Exclusivity Agreement.  The Company and Parent entered into an exclusivity agreement, dated as of August 2, 2007 (the “Exclusivity Agreement”), in connection with the consideration of a possible negotiated transaction involving the Company. Under the Exclusivity Agreement, the Company agreed not to solicit alternative proposals for the acquisition of the Company before August 8, 2007, and Parent agreed to complete confirmatory due diligence of the Company and reaffirmed its intent to submit an offer to acquire the Company. This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Representation on the Company’s Board of Directors.  The Merger Agreement provides that upon the acceptance for payment by Parent or Offeror for all Shares tendered pursuant to the Tender Offer that represent at least a majority of the Shares outstanding, and from time to time thereafter as Shares are acquired by Parent or Offeror, Parent will be entitled to designate a number of the Company’s directors equal to the percentage of Shares owned relative to the total number of outstanding Shares, rounded to the next whole number. However, until the Merger occurs, the Board will include at least two of the Company’s current directors who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the federal securities laws) of Parent (the “Independent Directors”). In addition, after Parent’s designees are elected or appointed to the Board and prior to the completion of the Merger, approval by a majority of the Independent Directors will be required to amend the Company’s certificate of incorporation or bylaws, amend or terminate the Merger Agreement on behalf of the Company, waive any of the Company’s rights or remedies under the Merger Agreement, extend the time for performance of Parent or Offeror’s obligations under the Merger Agreement, or take any other action by the Company in connection with the Merger Agreement or transactions contemplated by the Merger Agreement required to be taken by the Board.

Cash Consideration Payable Pursuant to the Tender Offer and the Merger Agreement. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Tender Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of August 15, 2007, the Company’s directors and executive officers beneficially owned in the aggregate 1,501,846 Shares (excluding options to purchase Shares). If the directors and executive officers were to tender all 1,501,846 Shares beneficially owned by them for purchase pursuant to the Tender Offer and those Shares were accepted for purchase and purchased by Offeror, the directors and officers would receive an aggregate of $28,084,520.20 in cash.

Treatment of Company Options in the Merger.  The Merger Agreement provides that each Option granted under any Company plan, whether vested or unvested, that is outstanding and unexercised immediately prior to the purchase of Shares pursuant to the Merger (the time of such purchase of Shares, the “Purchase Time”), shall, at the Purchase Time, automatically be terminated and shall solely represent the right to receive from the Company, in exchange, an amount in cash equal to the product of (i) the number of Shares subject to such Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Option, less any required withholding Taxes.

As a result of the termination and “cash-out” of Options described above, if the Merger is consummated, the respective amounts (before deduction for withholding taxes) which will be payable in respect of Options currently held by the Company’s directors and executive officers is $16,334,363.

Indemnification and Insurance.  The Merger Agreement contains provisions relating to indemnification of and insurance for the Company’s current or former directors, officers and employees. The parties have agreed that without limiting any additional rights that any employee may have under any employment agreement or Company Plan (as defined in the Merger Agreement), from the effective time of the Merger through the sixth anniversary thereof, the surviving corporation of the Merger will indemnify and hold harmless each present and former officer, director or employee of the Company and its subsidiaries, against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that an indemnified party is or was an officer, director, employee, fiduciary or agent of the Company or any of its subsidiaries or (ii) matters existing or occurring at or prior to the effective time of the Merger (including the Merger Agreement and the transactions and actions contemplated by the Merger Agreement), whether asserted or claimed prior to, at or after the effective time of the Merger, to the fullest extent permitted under applicable law. In the event of any such claim, action, suit, proceeding or investigation, the parties have agreed that (x) each indemnified party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the surviving corporation of the Merger within ten business days of receipt by the surviving corporation of the Merger from the indemnified party of a request therefore; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by Delaware law or the Company’s certificate of incorporation or bylaws, to repay such advances if it is ultimately determined that such person is not entitled to indemnification, (y) the surviving corporation of the Merger will not settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such indemnified party under the Merger Agreement), unless such settlement, compromise or consent includes an unconditional release of such indemnified party from all liability arising out of such action, suit, proceeding, investigation or claim or such indemnified party otherwise consents, and (z) the surviving corporation of the Merger will cooperate in the defense of any such matter.

The parties have agreed that Parent will cause the surviving corporation of the Merger to keep in effect for a period of not less than six years from the effective time of the Merger (or, in the case of matters occurring prior to the effective time of the Merger that have not been resolved prior to the sixth anniversary of the effective time of the Merger, until such matters are finally resolved) all provisions in the Company’s certificate of incorporation and bylaws in effect immediately prior to the date of the Merger Agreement that provide for exculpation of director and officer liability and indemnification (and advancement of expenses related thereto) of the past and present officers and directors of the Company to the fullest extent permitted by Delaware law, and such provisions will not be amended except as either required by applicable law or to make changes permitted by law that would enhance the rights of past or present officers and directors to indemnification or advancement of expenses.

The parties have further agreed that Parent will maintain, or will cause the surviving corporation of the Merger to maintain, at no expense to the beneficiaries, in effect for six years from the effective time of the Merger the current policies of the directors’ and officers’ liability insurance maintained by the Company (provided that Parent or the surviving corporation of the Merger may substitute therefor policies of at least the same coverage containing terms and conditions that are not less advantageous to any beneficiary thereof from its current carrier or another carrier with a rating no lower than the A.M. Best rating of A) with respect to matters existing or occurring at or prior to the effective time of the Merger. In order to maintain or procure such coverage, Parent and the surviving corporation of the Merger will not be required to maintain or obtain policies providing such coverage except to the extent such coverage can be provided at an annual cost of no greater than two hundred seventy-five percent (275%) of the most recent annual premium paid by the Company prior to the date of the Merger Agreement (the “Cap”). If equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, Parent or the surviving corporation of the Merger will be required to only obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

If the surviving corporation of the Merger or its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any person, then proper provision will be made so that the successors and assigns of the surviving corporation of the Merger, or at Parent’s option, Parent, will succeed to the foregoing obligations. In addition, the surviving corporation of the Merger will not distribute, sell, transfer or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the surviving corporation of the Merger unable to satisfy indemnification obligations under the Merger Agreement.

The foregoing summary of the indemnification of executive officers and directors does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Transaction Bonus Pool.  In March 2007, the compensation committee of the Board and the Board approved a plan establishing a transaction bonus pool of up to five million dollars ($5,000,000) in the event there is a change in control of the Company. The Merger will constitute a change in control under this plan. The recipients of awards under this arrangement may include the Company’s executive officers as well as other officers and employees of the Company. Any awards under this plan shall be made in the sole discretion of the members the compensation committee. Although the transaction bonus pool allows executive officers to participate, Messrs. Lonstein and Wallach will not be receiving any portion of the bonus pool. Approximately $3.3 million, in the aggregate, will be allocated to other executive officers.

Employment Agreements with Certain Executive Officers.  Effective January 1, 2005, the Company entered into employment agreements, which were amended subsequently, with Messrs. Lonstein, and Wallach, replacing prior agreements originally signed as of November 1, 1999. These employment agreements also provide retirement benefits for the executive’s lives of $230,000 per annum for Mr. Lonstein and $170,000 per annum for Mr. Wallach.

The employment agreements with Mr. Lonstein and Mr. Wallach provide that, within 90 days of a change in control, the executive may elect to terminate his employment. The Tender Offer will constitute a change in control under the agreements. If the executive elects to terminate his agreement, all base salary payable in the future (aside from any potential future increases) shall become immediately due. Each of them also will receive the prorated targeted bonus for the year in which the change in control occurs. All unvested stock options vest immediately and will be exercisable over their original terms. Retirement benefits will be accelerated, without actuarial adjustment. Retirement benefits include lifetime health, life, disability, dental and vision insurance benefits for the executive and his spouse substantially equivalent to the benefits provided to the Company’s Chief Executive Officer (or in the absence of a Chief Executive Officer, the highest compensated individual then employed by the Company) and his or her spouse (or in the absence of a spouse, the benefits to which such spouse would otherwise be eligible) from time to time. The agreements also provide that the Company will make a payment to the executive to put the executive in the same economic position to cover any excise or other tax imposed on the executive if certain payments are deemed to be parachute payments for purposes of Section 4999 of the Internal Revenue Code (i.e., the “golden parachute” excise tax).

As set forth above, under Messrs. Lonstein’s and Wallach’s current employment agreements, each has the right to terminate employment with the Company at any time within 90 days after completion of the Tender Offer and receive the severance benefits specified in the employment agreements. At the request of Parent, concurrently with the execution of the Merger Agreement, Messrs. Lonstein and Wallach agreed to continue their employment with the Company, subject to and effective upon the closing of the Tender Offer, for a period of 12 months and 6 months, respectively. Messrs. Lonstein and Wallach also agreed to enter into a non-competition agreement with the Company. In exchange for agreeing to such amendments to their existing employment agreements, Parent proposed that the full amount of severance benefits be paid in a lump sum payment at the time of completion of the Tender Offer. In addition, Parent indicated that it wished to cash out the retirement benefits promised to Mr. Lonstein and Mr. Wallach under their agreements. As a result of these actions, the Executives will receive the severance and retirement-type benefits promised under their employment agreements in a cash lump sum (along with excise tax under of Section 4999 of the Internal Revenue Code) upon closing of the Tender Offer (but in no event earlier than January 2, 2008). If payments to be made to Mr. Lonstein and Mr. Wallach in connection with the acceleration of their severance and retirement benefits are not made upon closing of the Tender Offer because the Tender Offer closes prior to January 2, 2008, the Company has agreed to deposit the amount of such payments in a trust for the benefit of Mr. Lonstein and Mr. Wallach, and in that event the amounts held under the trust will be paid to these executives on January 2, 2008. Prior to entering into the Merger Agreement, the compensation committee of the Board also determined that Messrs. Lonstein and Wallach’s 2007 bonuses (which will be in an amount of $900,000, approximately two times their base salary) will be paid upon closing of the Tender Offer. The amendments to Messrs. Lonstein’s and Wallach’s employment agreements are expected to be documented in written amendments to their existing employment agreements. Such amendments will be entered into prior to the closing of the Tender Offer. Neither the entering into of the Merger Agreement nor the closing of the Tender Offer or the Merger was or is conditioned upon the entry by Messrs. Lonstein and Wallach into such amendments to their employment agreements.

Lee C. Fields, the Company’s President — IT Outsourcing and Executive Vice President — Marketing and Business Development, is party to an employment agreement with the Company dated August 8, 2005. His agreement provides for severance in the event he is terminated without cause or terminates for good reason. In addition, Mr. Fields also has the right to terminate his employment without good reason within ninety days of a change in control. If he does so, he shall receive within 90 days following the termination date all compensation benefits accrued through the termination date and any of his unvested stock options or other awards under the 2005 Stock Plan shall vest immediately. Mr. Fields also will receive any other benefits as may be provided under the terms of any employee benefit program offered by the Company in which he was a participant. Mr. Fields’s employment agreement also includes a “gross-up” of the IRS golden parachute excise tax.

On May 4, 2006, the Company entered into an employment agreement with Michael Jones, the Company’s President — IT Outsourcing. The agreement does not provide for any specific benefit in connection with a change in control. Mr. Jones has the right to terminate his employment without good reason within ninety days of a change in control. If he does so, he shall receive all compensation benefits accrued through the termination date and any of his unvested stock options or other awards under the 2005 Stock Plan shall vest immediately. Mr. Jones also will receive any other benefits as may be provided under the terms of any employee benefit program offered by the Company in which he was a participant. Mr. Jones’s employment agreement also includes a “gross-up” of the IRS golden parachute excise tax.

In addition, the Company entered into substantially similar employment agreements with Michael Wilczak (Senior Vice President — Corporate Development) and Nicholas J. Letizia (Senior Vice President, General Counsel & Secretary) effective as of August 6, 2007. William McHale, (Chief Financial Officer, Senior Vice President — Finance & Treasurer) signed a substantially similar employment agreement on August 10, 2007. These agreements do not provide for any benefits in connection with a change in control, but do provide for specified severance benefits if the executive is terminated without cause or terminates for good reason. The agreements also provide for a “gross-up” of the IRS golden parachute excise tax.

The aggregate payments expected to be made to Company executive officers in connection with the Tender Offer equal approximately $16 million. This amount includes (i) payments to be made to Mr. Lonstein and Mr. Wallach in connection with the acceleration of their severance and retirement benefits, and payment of their 2007 bonuses, and (ii) payments to be made to executive officers under the Transaction Bonus Pool. The abovementioned amount does not include any payments made in connection with (i) the gross-up of any excise tax under Section 4999 of the Internal Revenue Code or (ii) the tender of currently outstanding shares owned by the executive officers or the cashing out of vested and unvested options upon completion of the Merger.

Effect of the Merger on Compensation and Employee Benefits.  In the Merger Agreement, Parent agreed with the Company that as of the Effective Time (as defined in the Merger Agreement), and ending on the first anniversary thereof, Parent will cause the Surviving Corporation to maintain for any current, former or retired employee, officer, consultant, independent contractor or director of the Company and its subsidiaries (“Company Employees”): (i) salary and paid time off as in effect when the Merger Agreement was signed, and (ii) the level of severance benefits for such period under the Company’s severance policy. In addition, Parent agreed to give Company Employees full credit for purposes of eligibility and vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans, to the extent this credit would result in a duplication of benefits for the same period of service), under any employee compensation and incentive plans, benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by Parent, its subsidiaries or the Surviving Corporation for the Company Employees’ service with the Company, its subsidiaries and their predecessor entities to the same extent recognized by the Company immediately prior to the Effective Time. The Merger Agreement also provides that Company Employees will not be subject to any pre-existing condition limitation under any health employee benefit plan of Parent or the surviving corporation of the Merger for any condition for which they would have been entitled to coverage under a plan of the Company in which they participated prior to the Effective Time, and that, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under similar plans maintained by the Company and its subsidiaries in the plan year in which the closing of the Tender Offer occurs.

Item 4.	The Solicitation or Recommendation.

(a)	Position of the Board.

The Board recommends that you accept the Tender Offer and tender your Shares into the Tender Offer. At a meeting held on August 6, 2007, the Board (i) determined that the terms of the Tender Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the Tender Offer and the Merger, and (iii) resolved to recommend that the Company’s stockholders tender their Shares in the Tender Offer.

Accordingly, the Board recommends that the Company’s stockholders accept the Tender Offer and tender their Shares into the Tender Offer.

(b)(1) Reasons for the Recommendation.

In reaching its determinations to approve the Merger Agreement and recommend that the Company’s stockholders accept the Tender Offer and tender their Shares into the Tender Offer, the Board considered numerous factors in consultation with its outside legal and financial advisors and the Company’s senior management, including the following material factors and benefits of the Tender Offer, each of which the Board believed supported its determinations:

•	the business, operations, properties and assets, financial condition, business strategy, and prospects of the Company (as well as the risks involved in achieving those prospects), the nature of the industries in which the Company competes, industry trends, and economic and market conditions, both on a historical and on a prospective basis. In this regard, the Board considered, among other things, that (i) much larger competitors with significant resources are increasingly moving into the Company’s selective outsourcing niche and (ii) a lack of global scale limits the Company’s ability to compete and bid on global opportunities;

•	the thorough, five-month review conducted by the Company and the Board of the strategic options available to the Company, including remaining an independent company, as part of which the Company conducted a broad solicitation process, contacting 37 potential buyers, comprising of 18 strategic buyers and 19 financial sponsors;

•	the current and historical market prices of the Shares, and the fact that the $18.70 per Share consideration represents a premium of approximately 24.0% over the average closing Share price during the 12 month period ended August 6, 2007 and a 26.1% premium over the closing stock price on March 26, 2007, the date that Parent delivered its initial indication of interest to acquire the Company;

•	the opinion of Credit Suisse Securities (USA) LLC (“Credit Suisse”), to the Board, dated August 6, 2007, as to the fairness, from a financial point of view, as of such date and based upon and subject to, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken by Credit Suisse in rendering its opinion, of the $18.70 per Share cash consideration to be received by holders of Shares in the Tender Offer and the Merger. The full text of Credit Suisse’s written opinion, dated August 6, 2007, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken by Credit Suisse in rendering its opinion, is attached hereto as Annex II and is incorporated herein by reference. Holders of Shares are urged to read the opinion carefully and in its entirety. Credit Suisse’s opinion was provided to the Board for its information in connection with its evaluation of the $18.70 per Share cash consideration to be received by holders of Shares in the Tender Offer and the Merger, relates only to the fairness, from a financial point of view, of such cash consideration, and does not address any other aspect of the Tender Offer or the Merger. The opinion also does not address the relative merits of the Tender Offer and the Merger as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Tender Offer and the Merger. The opinion is not intended to, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares in the Tender Offer or as to how such stockholder should vote or act on any matter relating to the Tender Offer or the Merger.

•	the fact that the transaction is structured as a tender offer that can be completed, and cash consideration delivered to stockholders, on a shorter timetable than would have been the case with a one-step merger;

•	the fact that the consideration is all cash and will provide the Company’s stockholders the ability to realize immediate value for their investment;

•	the efforts made by the Board and its legal advisors to negotiate a merger agreement favorable to the Company and its stockholders and the financial and other terms and conditions of the Merger Agreement, including the facts that (i) neither the Tender Offer nor the Merger are subject to a financing condition, (ii) the conditions to the Tender Offer are specific and limited, and not within the control or discretion of Parent and, in the Board’s judgment, are likely to be satisfied and (iii) subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement in order to approve an alternative transaction proposed by a third party that is a “superior proposal” as defined in the Merger Agreement, upon the payment to Parent of a $17.3 million termination fee plus Parent’s transaction expenses up to $1 million, and the satisfaction of other customary conditions;

•	the Board’s view of Parent’s ability to fund the tender consideration; and

•	the fact that stockholders who do not tender their Shares pursuant to the Tender Offer will have the right to dissent from the Merger (if the Merger occurs) and to demand appraisal of the fair value of their Shares under the Delaware General Corporation Law (“DGCL”), whether or not a shareholder vote is required to approve the Merger.

The Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Tender Offer, including the following:

•	the fact that the $18.70 per Share consideration represents a premium of only 10.0% over the closing price of the Shares on August 2, 2007, the last trading date before unconfirmed news reports that a potential transaction between the Company and Parent was being negotiated;

•	the fact that the Merger Agreement precludes the Company from actively soliciting alternative proposals, although under certain circumstances the Board is permitted to provide information to, and negotiate with, a third party that makes an unsolicited acquisition proposal;

•	the risks and costs to the Company if the Tender Offer does not close, including the diversion of management and employee attention, employee attrition and the effect on business and customer relationships;

•	the fact that the Company’s stockholders who tender their Shares (or whose Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of the Company and will not benefit from any appreciation in the value of the Company; and

•	the fact that the all-cash consideration in the transaction would be taxable to the Company’s stockholders that are U.S. persons for U.S. federal income tax purposes.

The foregoing discussion summarizes the material factors considered by the Board in its consideration of the Merger Agreement and the Tender Offer. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the Tender Offer substantially outweighed the potential negative factors. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors. The Board approved and recommended the Merger Agreement and the Tender Offer based upon the totality of the information presented to and considered by it.

For the reasons described here, and above under “Position of the Board,” the Board recommends that the Company’s stockholders accept the Tender Offer and tender their Shares into the Tender Offer.

(b)(2) Background.

Over the past several years the Board, together with the senior management, has regularly engaged in a review of the Company’s business and strategic opportunities. These strategic reviews suggested that the Company should focus on becoming a national information technology outsourcing company by consolidating smaller regional players through acquisitions and by expanding its product offerings from mainframe transitional outsourcing services to an integrated infrastructure management services offering across all platforms. From February 2002 to November 2005, the Company completed four major acquisitions: AmqQUEST, Inc.; ITO Acquisition Corporation d/b/a Systems Management Specialists; the healthcare business segment of Verizon Information Technologies Inc.; and (i)Structure LLC, and expanded its service offerings.

In mid 2006, after the integration of (i)Structure was nearly complete, the Board, together with the senior management, decided to examine whether it made strategic sense to off shore a portion of the Company’s business. During May 2006, senior management of the Company met informally with approximately 12 companies in India, including Parent, to explore acquisitions of smaller Indian companies, joint ventures and off shoring opportunities. Informal communications between the Company and Parent continued during the following months and, on or about September 11, 2006, senior management of the Company and Parent, and their respective financial advisors, met to discuss, among other things, the Company’s business and operations. As a result of these informal discussions, in October 2006 Parent requested non-public information from the Company and the parties entered into a mutual confidentiality agreement.

After September 11, 2006 and continuing through the Spring of 2007 several conversations between the Company and Parent took place and requests for information regarding the Company were made by Parent. In particular, meetings between the senior management of Parent and the Company, which included each party’s financial advisors, took place on November 10, 2006 and January 29, 2007. During these meetings and conversations, among other things, the parties began to discuss on a preliminary basis, the possibility of a business combination between the Company and Parent.

On March 26, 2007, the Company received a written indication of interest from Parent to acquire the Company for $16.00 to $17.50 per share in cash. The indication of interest was subject to a number of conditions, including satisfactory completion of due diligence. Parent also requested an exclusivity period of 45 days to complete due diligence and negotiate a definitive agreement, but no such agreement was entered into at that time.

At a meeting of the Board in April 2007, the directors discussed with management the indication of interest received from Parent and various potential strategic options, including a sale of the Company. At the Board meeting, representatives of Credit Suisse, the Company’s exclusive financial advisor, gave an overview of the market in which the Company competes and reviewed certain of the Company’s strategic alternatives, including remaining independent as is, possible acquisitions, and a potential sale to a strategic buyer or a financial sponsor. In addition, representatives of Credit Suisse reviewed with the Board the financial terms of the March indication of interest from Parent. Finally, representatives of Credit Suisse reviewed with the directors potential sales processes if the Board were to decide to pursue a sale of the Company. Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), the Company’s legal advisor, discussed with the Board its fiduciary duties. After discussion, the Board reached a consensus that the Board should further explore strategic alternatives available at the present time and instructed management to initiate a process for receiving indications of interest from potentially interested acquirors, including further developing the indication of interest from Parent. Thereafter, at meetings of the directors in May through July 2007, the Board was regularly updated by representatives of Credit Suisse and senior management on the status of the process undertaken to receive indications of interest.

On or about April 26, 2007, representatives of Credit Suisse began contacting potential buyers. Between April and June, 2007, representatives of Credit Suisse contacted 37 potential buyers: 18 strategic buyers and 19 financial sponsors. The Company executed confidentiality agreements with 23 parties, 8 strategic buyers and 15 financial sponsors. The parties that executed a confidentiality agreement received a confidential information memorandum. Fifteen of the interested parties also attended in-person and/or telephonic presentations by senior management of the Company. On June 15, 2007, representatives of Credit Suisse requested from all parties that had signed a confidentiality agreement that they submit by June 28, 2007 a written, non-binding indication of interest for the possible acquisition of 100% of the Shares.

During the months of April through June, 2007, Parent continued to perform due diligence on the Company, including through an online data room. During this time members of the Company’s senior management and representatives of Credit Suisse met in New York with members of senior management of Parent and Citigroup Global Markets Inc. (“Citi”), Parent’s financial advisor, to further discuss the Company’s business and operations.

During the last week of June 2007, the Company received three initial indications of interest from financial sponsors. The reasons cited by the parties who were not interested in pursuing the Company included valuation expectations, limited historic organic growth and the recent increase in the Company’s stock price. On July 2, 2007, the Board met and reviewed with representatives of Credit Suisse the preliminary indications of interest. Following discussion, the Board directed representatives of Credit Suisse to continue discussions with the three parties.

During the weeks of July 10 and July 17, 2007, the three parties that had submitted an initial indication of interest attended additional presentations by senior management of the Company. These three parties were also given access to an online data room.

On or about July 20, 2007, Parent verbally indicated to representatives of Credit Suisse that it would revise its initial indication of interest to $18.00 to $18.50 per Share, subject to its receiving exclusivity. Representatives of Credit Suisse distributed to Parent a form of merger agreement prepared by Gibson Dunn.

At a meeting of the directors on July 24, 2007, representatives of Credit Suisse indicated that although initially three financial sponsors were interested in pursuing an acquisition of the Company, only one financial sponsor remained interested and needed additional information before it could confirm its level of interest. The Board noted that although full access to a comprehensive data room had been granted to each of the interested parties, it appeared that the financial sponsor had not completed a comprehensive legal and financial due diligence. Representatives of Credit Suisse also reported that the debt markets and the high yield markets were deteriorating, which could adversely impact the ability of a financial sponsor to receive debt financing for an acquisition of the Company. In light of Parent’s conditioning its latest offer on the prompt granting of exclusivity, the Board instructed Credit Suisse to request a confirmation of the level of interest from the financial sponsor and to determine whether the financial sponsor could submit a fully financed bid by August 3, 2007.

At a meeting of the Board on July 27, 2007, representatives of Credit Suisse reported to the directors that it had discussed with the remaining financial sponsor whether it could submit a fully financed bid by August 3, 2007. The financial sponsor acknowledged that the debt financing available had declined dramatically and that it would not be able to submit a fully financed bid by that date. Representatives of Credit Suisse also informed the Board that Parent had revised its indication of interest to $18.50 to $19.00 per share but it was conditioned on being granted exclusivity. Following discussion and detailed consideration of a number of factors, including the deteriorating state of the credit market and its effect on the ability of a financial sponsor to complete an acquisition of the Company, the Board instructed management to pursue a transaction with Parent.

On August 1, 2007, Gibson Dunn received from Wilson Sonsini Goodrich & Rosati, Professional Corporation (“Wilson Sonsini”), Parent’s counsel, a marked up draft of the proposed form of merger agreement. The next day, on August 2, 2007, the Company executed an exclusivity agreement with Parent. Under the terms of the exclusivity agreement, the Company agreed not to solicit alternative proposals for a period of five days, and in exchange Parent agreed to complete confirmatory due diligence of the Company by the end of the exclusivity period and reaffirmed its intent to submit an offer at a price range of $18.50 to $19.00 per Share in cash.

From August 2, 2007 through August 6, 2007, Gibson Dunn and Wilson Sonsini continued to negotiate the terms of the definitive merger agreement. Important issues negotiated by counsel included matters related to the conditions to Parent’s obligations to complete the transaction. At the request of the Company’s management, Gibson Dunn also requested that the transaction be structured as a tender offer to be followed by a back-end merger; as such structure would likely expedite closing of the transaction and permit tendering stockholders to accelerate their receipt of the merger consideration.

On Friday, August 3, 2007, unconfirmed news reports surfaced that Parent and the Company were in discussions regarding a potential transaction. In light of this development, the Company requested that Parent accelerate the completion of its due diligence of the Company and submit by the end of the weekend a final offer price. Throughout August 4 and August 5, 2007, Parent continued its due diligence review and counsel to the

Company and Parent continued negotiation of the merger agreement and ancillary documentation. Mr. Zach Lonstein, Chairman and Chief Executive Officer of the Company, and Mr. Robert Wallach, President and Chief Operating Officer of the Company, also agreed, at the request of Parent, to execute tender and voting agreements with Parent, whereby they agreed to tender their Shares in the Tender Offer.

On August 4 and August 5, 2007, Messrs. Lonstein and Wallach negotiated with Parent the terms of amendments to their respective employment arrangements that would reflect Parent’s preference that these executives remain with the Company following completion of the transaction.

On the evening of August 5, 2007, Parent completed its due diligence review of the Company and representatives of Parent delivered an offer to acquire 100% of the Company’s outstanding shares at $18.50 per Share in cash. Parent also insisted that the Company agree to a termination fee equal to 4% of the equity value of the transaction. However, after further negotiations that evening between members of senior management of the Company and Parent, and their respective advisors, Parent increased its offer price to $18.70 per share and agreed to lower the termination fee to 3.1% of the equity value of the transaction, plus up to $1 million of transaction expenses. Thereafter, counsel to the Company and Parent finalized the merger agreement and ancillary legal documentation.

On the morning of August 6, 2007, the Board met with the Company’s outside legal and financial advisors. Representatives of Credit Suisse discussed with the Board the financial aspects of the proposed transaction, and Credit Suisse rendered to the Board its oral opinion (subsequently confirmed in writing) that, as of August 6, 2007 and based on and subject to the matters, assumptions and qualifications described in its opinion, the $18.70 per share cash consideration to be received in the transaction by the holders of the Shares was fair from a financial point of view to such holders.

Representatives of Gibson Dunn also reviewed with the Board its legal obligations relative to considering the proposal and summarized the proposed merger agreement and related agreements, and updated the Board on the status of the documentation with respect to the potential transaction. Representatives of Gibson Dunn also discussed the regulatory filings, approvals and timetable of the Tender Offer and Merger. In addition, representatives of Gibson Dunn reviewed with the Board the proposed changes to the employment agreements of Messrs. Lonstein and Wallach, and the treatment of vested and unvested stock options under the Merger Agreement. Following these discussions and discussions among the members of the Board, management and the Company’s advisors, including consideration of the factors described under “ — Reasons for the Recommendation”, the Board unanimously determined that the transactions contemplated by the Merger Agreement and the related transactions and agreements are advisable and in the best interests of the Company and its stockholders, and the directors voted unanimously to approve the Tender Offer and Merger, to approve and adopt the Merger Agreement and to approve the related transactions and agreements.

Following approval of the Merger Agreement, the members of the compensation committee of the Board and representatives of Gibson Dunn further reviewed the terms of the amendments to the employment agreements of Messrs. Lonstein and Wallach and other employment arrangements to be effected in connection with the transaction. After further discussion, the members of the compensation committee unanimously approved such amendments and other employment arrangements.

Following the meeting of the Board and the compensation committee, the parties entered into the Merger Agreement. Representatives of Parent and Messrs. Lonstein and Wallach also executed the Tender Agreements.

The Merger Agreement was announced by the parties prior to the opening of the financial markets in New York City on August 6, 2007 and the Tender Offer was commenced on August 17, 2007.

(c)	Intent to Tender.

To the best of the Company’s knowledge, all of the Company’s directors, executive officers, and affiliates intend to tender for purchase pursuant to the Tender Offer all Shares owned of record or beneficially owned, other than Shares subject to options.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Board retained Credit Suisse to act as its exclusive financial advisor in connection with the Tender Offer and the Merger. Credit Suisse was selected by the Board based on Credit Suisse’s qualifications, expertise and reputation. Credit Suisse is an internationally recognized investment banking and advisory firm. Credit Suisse, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. From time to time, Credit Suisse and its affiliates have in the past provided, and in the future may provide, investment banking and other financial services to the Company and Parent, for which services Credit Suisse and its affiliates have received, and would expect to receive, compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of its business, Credit Suisse and its affiliates may acquire, hold and sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and any other entities that may be involved in the Tender Offer or the Merger and, accordingly, may at any time hold a long or a short position in such securities, as well as provide investment banking and other financial services to such companies.

Pursuant to an engagement letter, the Company has agreed to pay Credit Suisse a customary fee for its services, a significant portion of which is contingent upon the consummation of the Tender Offer. Credit Suisse will also receive a fee for rendering its opinion. The Company also has agreed to reimburse Credit Suisse for its reasonable expenses incurred in performing its services, including the reasonable fees and expenses of its legal counsel, and to indemnify Credit Suisse and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Tender Offer or the Merger, except that solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interests in Securities of the Company.

During the past 60 days options have been granted to the following directors and executive officers of the Company: (i) on June 21, 2007, Mr. Wilczak was granted options to purchase 25,000 Shares at an exercise price of $17.53 per Share, and (ii) on July 2, 2007, each of the independent directors of the Company, who are Ms. Kathleen Perone and Messrs. Peter Dapuzzo, Jeremiah Healy and Howard Waltman, were granted options to purchase 1,131 Shares, at an exercise price of $18.35.

Additionally, Lehman Brothers Holdings, Inc., which on June 21, 2007 reported beneficial ownership of 10.4% of the outstanding Shares (based on the amount of Shares then-outstanding), entered into the following transactions during the past 60 days: (i) the purchase of 2,100 Shares on June 18, 2007 for $17.749 per share, (ii) the purchase of 7,213 Shares on June 19, 2007 for $17.7401 per share, (iii) the purchase of 4,843 Shares on June 20, 2007 for $17.7454 per share, and (iv) the disposition, on August 3, 2007, of $1,600,000 of 4% Convertible Senior Notes due July 15, 2024, which are convertible into 126,083 Shares at a conversion price of $12.69.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not undertaking or engaged in negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth in this Statement or the Offer to Purchase, there are no transactions, Board resolutions or agreements in principle or signed contracts in response to the Tender Offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

Item 8.	Additional Information.

(a) Anti-Takeover Statutes and Provisions.  As a Delaware corporation, and because it has not opted out of the provision, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an “interested stockholder” (generally defined as a person owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement, Tender Offer and the Merger and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203, if applicable, are inapplicable to the Tender Offer and the Merger and the transactions contemplated by the Merger Agreement.

(b) Appraisal Rights.  If the Merger is consummated, holders of Shares who have not tendered their Shares in the Tender Offer or voted in favor of the Merger (if a vote of stockholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Holders of Shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the Merger. In addition, such dissenting holders of Shares would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares (the “Dissenting Shares”).

In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Tender Offer and the Merger.

Parent may cause the surviving corporation in the Merger to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the Tender Offer and the Merger. In this regard, holders of Shares should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262.

The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a number of Shares exceeding the Minimum Condition are tendered in the Tender Offer and the Merger proceeds, then the applicable provisions of the DGCL will be provided to holders of Shares who did not tender shares into the Tender Offer. Holders of Shares who tender Shares in the Tender Offer or who vote in favor of the Merger will not have appraisal rights.

Failure to strictly follow the steps required by the applicable provisions of the DGCL for the preservation and exercise of appraisal rights may result in the loss of such rights.

(c) Short-Form Merger Provisions.  Under Section 253 of the DGCL (“Section 253”), if a person acquires at least 90% of the outstanding shares of a corporation, such person can cause a merger to occur between such person and such corporation without a meeting of the corporation’s stockholders. Pursuant to the Merger Agreement, if all conditions to the Merger have been satisfied and a short form merger is available pursuant to Section 253, the parties will cause the Merger to occur pursuant to Section 253 without a meeting of the Company’s stockholders.

Under the Merger Agreement, the Company has granted Offeror an irrevocable option (the “Top-Up Option”) to purchase up to that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned directly or indirectly by Parent or Offeror at the time of exercise of the Top-Up Option, constitutes one thousand Shares more than 90% of the number of Shares that will be outstanding immediately after the exercise of the Top-Up Option (the “Top-Up Option Shares”), provided that the Top-Up Option will not be exercisable for a number of Shares in excess of the Company’s then authorized but unissued Shares (less the number of such Shares reserved for issuance in respect of vested stock options outstanding immediately prior to the expiration of the Tender Offer with an exercise price less than $18.70). The Top-Up Option shall be exercised by the Offeror at any time on or after the acceptance time of the Shares tendered in the Tender Offer, so long as the exercise of the Top-Up Option would, after issuance of the Shares thereunder, be sufficient to allow Parent to effect a short-form merger. The purchase price for the Top-Up Option Shares will be equal to $18.70, which price will be payable in cash in an amount equal to the aggregate par value of the purchased Top-Up Option Shares and by the issuance of a full recourse note with a principal amount equal to the remainder of the exercise price. The obligation of the Company to deliver the Top-Up Option Shares is subject to the condition that no provision of any applicable law, rule or regulation shall prohibit delivery of the Top-Up Option Shares. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Merger to occur pursuant to Section 253 at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Offeror’s ownership of a majority of the Shares following completion of the Tender Offer.

The summary of the Top-Up Option contained in Section 13 of the Offer to Purchase, which is being filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(d) Conditions to the Tender Offer.

Notwithstanding any other provision of the Tender Offer, but subject to compliance with the terms and conditions of the Merger Agreement, and in addition to (and not in limitation of) the rights and obligations of Offeror to extend and/or amend the Tender Offer pursuant to the terms and conditions of the Merger Agreement, Offeror will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Offeror’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Tender Offer), pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of any tendered Shares if:

•	the Minimum Condition has not been satisfied;

•	any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended shall not have expired or been earlier terminated or any other material antitrust, competition or merger control consents reasonably deemed necessary, appropriate or desirable by Parent shall not have been received (or not be deemed to have been receive by virtue of the expiration or termination of any applicable waiting period), either unconditionally or on terms reasonably satisfactory to Parent; or

•	at any time after the date of the Merger Agreement and before the expiration of the Tender Offer, any of the following events shall have occurred:

•	any of the representations and warranties of the Company set forth in the Merger Agreement are not true and correct (disregarding all qualifications or limitations as to “materiality” or “Material Adverse Effect” or other similar qualifiers set forth therein) as of the date of the Merger Agreement and as of the expiration date of the Tender Offer as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which case as of such date), except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement);

•	the Company has not performed in any material respect the obligations, and complied in any material respect with the agreements and covenants, required to be performed by, or complied with by, it under the Merger Agreement at or prior to the expiration date of the Tender Offer;

•	a Material Adverse Effect (as defined in the Merger Agreement) has occurred;

•	Parent has not received a certificate, signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company (solely in his or her capacity as an officer of the Company without personal liability), to the effect that the conditions set forth in three paragraphs immediately preceding this paragraph have been satisfied as of the expiration date of the Tender Offer;

•	a federal, state, local or foreign law, statute, rule, regulation, executive order, decree, ruling, judgment, injunction, temporary restraining order, legal requirement or other order that is then in effect (whether temporary, preliminary or permanent) has been enacted, entered, promulgated or enforced by any Governmental Entity of competent jurisdiction that prohibits, restrains or enjoins (or would reasonably be expected to prohibit, restrain or enjoin) the consummation of the transactions contemplated by the Merger Agreement, including the Tender Offer or the Merger; or

•	the Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions are for the benefit of Parent and Offeror and may, solely to the extent permitted by the Merger Agreement, be waived by Parent and Offeror, in whole or in part, at any time and from time to time, prior to the Expiration Date, except that the Minimum Condition can only be waived with the prior written consent of the Company. The failure by Parent and Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

The foregoing summary of the conditions to the Tender Offer is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(e) Antitrust Matters.

United States.  The Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), as amended, provides that the acquisition of Shares by the Offeror may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the HSR Act require the filing of a Notification and Report Form (the “Form”) with the Division and the FTC by Parent (including its Ultimate Parent Entity as defined under the HSR Act, Mr. Azim H. Premji) and the Company and provide that the acquisition of Shares under the Tender Offer may not be consummated earlier than fifteen (15) days after receipt of the Form by the Division and the FTC from Parent. Within such fifteen-day period the Division or the FTC may request additional information or documentary material from Parent and the Company. In the event of such request, the acquisition of Shares under the Tender Offer may not be consummated until ten (10) days after receipt of such additional information or documentary material by the Division or the FTC from Parent and the Company. Parent expects to file its Form with the Division and the FTC on August 17, 2007, and the Company expects to file its Form with the Division and the FTC on August 17, 2007.

Germany.  Applicable German law provides that Parent and the Company are required to file a joint notification with the German Federal Cartel Office, and that the acquisition of Shares under the Offer may not be consummated until a waiting period of up to one (1) month after receipt of such notification has expired. Within such 1-month period the German Federal Cartel Office may request additional information, and could further extend the waiting period. Parent and the Company filed their notification with the German Federal Cartel Office on August 16, 2007.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)	Letter, dated August 17, 2007, to Infocrossing, Inc. shareholders.*
(a)(2)	Joint press release issued by Infocrossing and Parent on August 6, 2007, incorporated by reference to Infocrossing’s preliminary communications filed under cover of Schedule 14D-9 on August 6, 2007.
(a)(3)	Offer to Purchase, dated August 17, 2007, incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Parent and Offeror filed on August 17, 2007.
(a)(4)	Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of Parent and Offeror filed on August 17, 2007.
(a)(5)	Opinion of Credit Suisse Securities (USA) LLC, dated August 6, 2007, included as Annex II to this Statement.*
(a)(6)	Letter from Zach Lonstein, Chairman and CEO of Infocrossing, to employees, dated August 6, 2007, incorporated by reference to Infocrossing’s preliminary communications filed under cover of Schedule 14D-9 on August 6, 2007.
(a)(7)	Frequently asked questions for Infocrossing employees, incorporated by reference to Infocrossing’s preliminary communications filed under cover of Schedule 14D-9 on August 6, 2007.
(a)(8)	Frequently asked questions for Infocrossing clients, incorporated by reference to Infocrossing’s preliminary communications filed under cover of Schedule 14D-9 on August 6, 2007.
(a)(9)	List of frequently asked questions for Infocrossing clients related to the proposed transaction, incorporated by reference to Infocrossing’s preliminary communications filed under cover of Schedule 14D-9 on August 8, 2007.
(a)(10)	List of frequently asked questions for Infocrossing employees related to the proposed transaction, incorporated by reference to Infocrossing’s preliminary communications filed under cover of Schedule 14D-9 on August 8, 2007.
(a)(11)	Transcript of conference call held by Wipro Limited and Infocrossing, Inc. on August 7, 2007, incorporated by reference to Infocrossing’s preliminary communications filed under cover of Schedule 14D-9 with the Securities and Exchange Commission on August 8, 2007.
(a)(12)	Transcript of conference call held by Infocrossing, Inc. on August 6, 2007, incorporated by reference to Infocrossing’s preliminary communications filed under cover of Schedule 14D-9 on August 9, 2007.
(a)(13)	Information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed by Infocrossing, Inc. on August 9, 2007 (including all exhibits attached thereto) incorporated herein by reference.
(a)(14)	The information set forth under Items 2.02, 7.01 and 9.01 of the Current Report on Form 8-K filed by Infocrossing, Inc. on August 9, 2007 (including all exhibits attached thereto), relating to Infocrossing, Inc.’s results of operations and financial conditions for the quarter ended June 30, 2007, incorporated herein by reference.
(a)(15)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached hereto as Annex I).
(e)(1)	Agreement and Plan of Merger, dated as of August 6, 2007, by and among Infocrossing, Inc., Parent and Offeror, incorporated by reference to the Current Report on Form 8-K filed on August 10, 2007.
(e)(2)	Confidentiality Agreement, dated as of October 16, 2006, by and between Infocrossing, Inc. and Parent.*
(e)(3)	Exclusivity Agreement, dated as of August 2, 2007, by and between Infocrossing, Inc. and Parent.*
(e)(4)	Tender and Voting Agreement, dated as of August 6, 2007, between Wipro Limited, Roxy Acquisition Corp. and Mr. Zach Lonstein, incorporated by reference to a Current Report on Form 8-K filed on August 10, 2007.
(e)(5)	Tender and Voting Agreement, dated as of August 6, 2007, between Wipro Limited, Roxy Acquisition Corp. and Mr. Robert Wallach, incorporated by reference to a Current Report on Form 8-K filed on August 10, 2007.
(e)(6)	Amended and Restated 1992 Stock Option and Stock Appreciation Rights Plan (“1992 Plan”), incorporated by reference to Appendix A to Infocrossing’s Definitive Proxy Statement for the Annual Meeting of Stockholders held on May 8, 2000.

Exhibit Number	Description

(e)(7)	Amendment to 1992 Plan approved at Infocrossing’s Annual Meeting of Stockholders held on June 22, 2001, incorporated by reference to Infocrossing’s Annual Report on Form 10-K for December 31, 2004.
(e)(8)	Infocrossing’s 2002 Stock Option and Stock Appreciation Rights Plan (“2002 Plan”), incorporated by reference to Appendix B to Infocrossing’s Definitive Proxy Statement for the Annual Meeting of Stockholders held on June 25, 2002.
(e)(9)	Amendment to 2002 Plan adopted by the Board of Directors on January 21, 2005, incorporated by reference to Infocrossing’s Annual Report on Form 10-K for December 31, 2004.
(e)(10)	Amendment to 2002 Plan approved at Infocrossing’s Annual Meeting of Stockholders held on June 15, 2004, incorporated by reference to Infocrossing’s Annual Report on Form 10-K for December 31, 2004.
(e)(11)	Infocrossing’s 2005 Stock Plan, incorporated by reference to Infocrossing’s Definitive Proxy Statement for the Annual Meeting of Stockholders held on June 13, 2005.
(e)(12)	Amendment to the 2005 Stock Plan, incorporated by reference to Infocrossing’s Definitive Proxy Statement for the Annual Meeting of Stockholders held on June 15, 2006.
(e)(13)	Employment Agreement between Infocrossing and Zach Lonstein, dated as of January 1, 2005, incorporated by reference to Exhibit 10.1 to Infocrossing’s Current Report on Form 8-K filed January 5, 2005, superseding an Employment Agreement, dated as of November 1, 1999, incorporated by reference to Exhibit 10.4 to Infocrossing’s Form 10-Q for the period ended July 31, 2000.
(e)(14)	Stock Option Agreement under Infocrossing’s 2002 Stock Option and Stock Appreciation Rights Plan, dated January 21, 2005, between Infocrossing and Zach Lonstein, incorporated by reference to Exhibit 10.1 to Infocrossing’s Current Report on Form 8-K filed November 5, 2004.
(e)(15)	Employment Agreement between Infocrossing and Robert Wallach, dated as of January 1, 2005, incorporated by reference to Exhibit 10.2 to Infocrossing’s Current Report on Form 8-K filed January 5, 2005, superseding an Employment Agreement, dated as of November 1, 1999, incorporated by reference to Exhibit 10.5 to Infocrossing’s Form 10-Q for the period ended July 31, 2000.
(e)(16)	Amendment One to Employment Agreement between Infocrossing and Mr. Wallach, dated as of December 22, 2006, incorporated by reference to a Current Report on Form 8-K filed December 22, 2006.
(e)(17)	Employment Agreement between Infocrossing and Lee C. Fields, dated as of August 8, 2005, incorporated by reference to a Current Report on Form 8-K filed August 9, 2005.
(e)(18)	Employment Agreement between Infocrossing and Michael D. Jones dated as of May 4, 2006, incorporated by reference to a Current Report on Form 8-K filed May 8, 2006.
(e)(19)	Amendment One to Employment Agreement between Infocrossing and Mr. Lonstein, effective as of May 9, 2007, incorporated by reference to a Quarterly Report on Form 10-Q filed May 10, 2007.
(e)(20)	Amendment Two to Employment Agreement between Infocrossing and Mr. Wallach, effective as of May 9, 2007, incorporated by reference to a Quarterly Report on Form 10-Q filed May 10, 2007.
(e)(21)	Employment Agreement dated August 9, 2007 between Infocrossing and Nicholas J. Letizia, incorporated by reference to a Current Report on Form 8-K filed August 10, 2007.
(e)(22)	Employment Agreement dated August 9, 2007 between Infocrossing and Michael Wilczak, incorporated by reference to a Current Report on Form 8-K filed August 10, 2007.

*	Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFOCROSSING, INC.

By:	/s/ Nicholas J. Letizia
Name:     Nicholas J. Letizia

Title:	Senior Vice President, General Counsel and Secretary

Dated: August 17, 2007

ANNEX I

INFOCROSSING, INC.
2 CHRISTIE HEIGHTS STREET
LEONIA, NJ 07605

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about August 17, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Infocrossing, Inc. (“Infocrossing” or the “Company”). Unless otherwise required by the context, the words “we” and “our” refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Wipro Limited (“Parent”) to a majority of the seats on the Board of Directors of the Company (the “Board,” and each member of the Board, a “Director”). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Agreement and Plan of Merger, by and among Parent, Roxy Acquisition Corp., an indirect wholly owned subsidiary of the Parent (the “Offeror”), and the Company, dated as of August 6, 2007 (the “Merger Agreement”).

The Offeror is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) at a price of $18.70 per Share, net to the holder in cash without interest (the “Offer”), on terms and subject to the conditions set forth in the Offeror’s offer to purchase, dated August 17, 2007, and the related letter of transmittal (the “Offer Documents”). The Offer is scheduled to expire at 11:59 p.m. New York City time on Monday, September 17, 2007, unless extended in accordance with the terms of the Merger Agreement, and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). The Offer Documents were filed by the Offeror as exhibits to their Schedule TO with the SEC on August 17, 2007, and have been sent to the Company’s stockholders.

Pursuant to the Merger Agreement, at the expiration of the Offer, upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, it is contemplated that the Offeror will purchase all of the Shares validly tendered pursuant to the Offer and not withdrawn. Following the consummation of the Offer and subject to the other conditions contained in the Merger Agreement, including, if required by Delaware law, obtaining the necessary vote of the Company’s stockholders in favor of the Merger Agreement, the parties will complete a second-step merger (the “Merger”) in which all remaining outstanding shares of common stock will be cancelled and converted into the right to receive $18.70 per share, without interest, or such higher amount as may be paid in the Offer.

The Merger Agreement provides that, subject to compliance with applicable laws, effective upon the acceptance for payment by Parent or the Offeror for Shares tendered pursuant to the Offer which represent at least a majority of the Shares outstanding, and from time to time thereafter as Shares are acquired by Parent or the Offeror, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give Parent representation on the Board equal to at least that number of directors equal to the product of the total number of directors on the Board multiplied by the percentage of outstanding Shares owned by Parent and its affiliates. The Company shall take all reasonable action necessary to enable Parent’s designees to be so elected including, upon request of Parent and subject to the Company’s certificate of incorporation, promptly increasing the size of the Board or exercising its best efforts to secure the resignations of such number of directors as is necessary to enable Parent’s designees to be elected to the Board in accordance with the terms of the Merger Agreement. The Merger Agreement provides, however, that prior to the completion of the Merger, the Board shall always have at least two members who were members of the Board on the date of the Merger Agreement and who are neither officers of the Company nor designees, stockholders, affiliates or associates of Parent (one more such directors, the “Independent Directors”).

Following the election or appointment of Parent’s designees and prior to the completion of the Merger, any amendment to the certificate of incorporation or bylaws of the Company, any amendment or termination of the Merger Agreement by the Company, any exercise or waiver of any of the Company’s rights or remedies under the Merger Agreement, any extension by the Company of the time for the performance of Parent’s or the Offeror’s obligations under the Merger Agreement or the taking of any other action by the Company in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement required to be taken by the Board will require the affirmative vote of a majority of the Independent Directors. The Independent Directors shall have the authority to retain counsel (which may include current counsel to the Company) at the reasonable expense of the Company as determined to be appropriate by the Independent Directors.

Information contained in this Information Statement concerning the Offeror and its affiliates has been furnished to the Company by Parent and the Offeror, and the Company assumes no responsibility for the accuracy or completeness of such information.

INFORMATION CONCERNING PARENT’S NOMINEES TO THE BOARD

Parent has informed the Company that promptly following its payment for Shares pursuant to the Offer, Parent will exercise its rights under the Merger Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Merger Agreement. Parent has informed the Company that it will choose its designees to the Board from among the persons identified below. The following table sets forth, with respect to each individual who may be designated by Parent as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years. Parent has advised the Company that each of the persons who may be designated by Parent to act as a director of the Company has consented to so act if designated by Parent as a director of the Company. The business address of each person is Doddakannelli, Sarjapur Road, Bangalore, Karnataka 560035, India and their telephone number at that address is +91-80-2844-0011.

		Present Principal Occupation and Five Year
Name	Age	Employment History

Suresh C. Senapaty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	50	Mr. Senapaty has served as the Chief Financial Officer and Executive Vice President, Finance of Parent since January 1995 and has been employed by Parent in other positions since April 1980. Mr. Senapaty has been a member of the Offeror’s Board of Directors since August 2007. Mr. Senapaty holds a B. Com. degree from Utkal University in India, and is a Fellow Member of the Institute of Chartered Accountants of India.
Suresh Vaswani . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	47	Mr. Vaswani has served as Parent’s President — Global IT Service Lines, Wipro Technologies and President of Wipro Infotech since December 2000. In addition, he has held a number of other positions at Parent since June 1987. Mr. Vaswani has been a member of the Offeror’s Board of Directors since August 2007. Mr. Vaswani holds a B.Tech. degree from the Indian Institute of Technology, Kharagpur and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.
Sudip Nandy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	49	Mr. Nandy has been a member of Offeror’s Board of Directors since August 2007. He joined Parent in May 1983 and is currently the Chief Strategy Officer.
P. R. Chandrasekar . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	52	Mr. Chandrasekar has been a member of Offeror’s Board of Directors since August 2007. He joined Parent in May 2000 and is currently President, Americas & Europe. He has a degree in Mechanical Engineering from the Indian Institute of Technology, Madras, and an M.B.A. degree from the University of Bombay. Mr. Chandrasekar is a citizen of the United States of America.

Parent has advised the Company that, to the best of its knowledge, none of Parent’s designees to the Board has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. All of Parent’s designees are citizens of India unless otherwise specified, and none is related to any other nominee or to any executive officer of the Company.

Parent has advised the Company that, to the best of its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Parent has advised the Company that, to the best of its knowledge, none of its designees or any of his or her affiliates (i) has a familial relationship with any directors or executive officers of the Company or any of its subsidiaries or (ii) has been involved in any transactions with the Company or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Parent’s designees will assume office as promptly as practicable following the purchase by Parent of the Shares pursuant to the Offer, which cannot be earlier than 11:59 p.m. on September 17, 2007, and that, upon assuming office, Parent’s designees will constitute at least a majority of the Board. It is not currently known which of the current Directors of the Company will resign. To the extent the Board will consist of persons who are not nominees of Parent, the Board is expected to continue to consist of those persons who are currently Directors of the Company who do not resign.

CERTAIN INFORMATION CONCERNING THE COMPANY

As of August 15, 2007, the Company had outstanding 22,551,194 shares of common stock, par value $0.01 per share, each entitled to one vote. The common stock is the Company’s only class of voting stock currently outstanding.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The Board currently consists of six Directors divided into three classes. The term for each Director is three years. The size and composition of the Board are subject to certain contractual commitments set forth in the Merger Agreement and described above.

The name, principal occupation with the Company, and certain information concerning each of the current Directors and executive officers of the Company as of August 15, 2007 are set forth in the table below. Also set forth following the table is certain additional information regarding each individual’s business experience.

			Director	Term
Name	Positions with the Company	Age	Since	Expires

Zach Lonstein	Chief Executive Officer & Chairman of the Board of Directors	63	1984	2008
Robert B. Wallach	President, Chief Operating Officer & Vice Chairman of the Board of Directors	68	2001	2008
Lee C. Fields	Executive Vice President, Marketing and Business Development	48	—	—
Michael D. Jones	President IT Outsourcing	50	—	—
Nicholas J. Letizia	Senior Vice President, General Counsel, & Secretary	55	—	—
Arthur Miller	President — Infocrossing Healthcare Services, Inc.	52	—	—
William J. McHale	Chief Financial Officer, Senior Vice President — Finance, & Treasurer	52	—	—
Michael Wilczak	Senior Vice President — Corporate Development	37	—	—
Peter J. DaPuzzo	Director	66	2001	2009
Jeremiah M. Healy	Director	65	2004	2008
Kathleen A. Perone	Director	54	2000	2010
Howard L. Waltman	Director	74	2004	2009

Zach Lonstein has been the Company’s Chairman of the Board since he organized the Company in 1984, Chief Executive Officer from 1984 through June 2000 and from November 2001 to the present, and President from 1984 to May 1996. From 1981 to 1984, Mr. Lonstein was Vice President and General Manager of the Commercial On-Line division of Informatics General Corporation (“Informatics” subsequently renamed Sterling Federal Systems, Inc.), a computer software and services company listed on the New York Stock Exchange. In 1970, Mr. Lonstein was a founder and President of Transportation Computing Services Corp. (“TCS”). In 1981, TCS was sold to Informatics. The Company purchased the Commercial On-Line division of Informatics in 1984.

Robert B. Wallach joined the Company in June 1995, and was appointed Vice Chairman on April 2, 2004. Mr. Wallach has also served as President of the Company from May 1996 until June 2000, from November 2001 until April 2, 2004 and from November 2004 to the present; Chief Operating Officer from April 2001 until April 2, 2004 and from November 2004 to the present; and a Director of the Company from 1992 until May 2000 and from August 2001 to the present. From June 2000 through April 2001, he was President of the Company’s Managed Services Division. Prior to June 1995, he was sole proprietor of Horizons Associates, a consulting firm he founded in 1985. Mr. Wallach has more than 20 years of operating experience including senior management positions with Boeing Computer Services, Informatics, and the Financial Information Services Group/Strategic Information division of Ziff Communications.

Lee C. Fields joined the Company in August, 2005 as President — IT Outsourcing, and became Executive Vice President — Marketing and Business Development upon the acquisition of (i)Structure, LLC. He brings a comprehensive background in sales, marketing, business development, consulting, training, and management. From 2004 until joining Infocrossing, Mr. Fields had been Managing Director of North American Sales & Business Development for Mercer Management Consulting, a global leader in growth strategies and operational excellence consulting. At Mercer, he was responsible for supporting the firm in opening new client relationships, improving the go-to-market approach and sales effectiveness of practices and directors, and building overall broader business development capabilities with the firm. From 1997 until 2003, Mr. Fields was with AnswerThink, Inc., a provider of technology-based business transformation solutions, at which he served in various sales, business development, and consulting roles including Chief Sales Officer from 2000 until 2003. Before joining AnswerThink in 1997, Mr. Fields was Vice President for The Learning Alliance, a business consulting, sales training, and sales force automation company.

Michael Jones joined the Company as President — IT Outsourcing with the acquisition of (i)Structure, LLC by the Company on November 30, 2004. Prior the acquisition, Mr. Jones was President and CEO of (i)Structure. Mr. Jones became President and CEO of (i)Structure in December 2001. Prior to assuming the role as President and CEO of (i)Structure, Mr. Jones served as Group Vice President and CIO of Level(3) Communications, where he started in May 1998. Mr. Jones also served as CIO at Corporate Express from May 1994 until May 1998. Mr. Jones started his career by serving in many different technology roles at Accenture from May of 1979 until May of 1991 when he resigned his position as Associate Partner to take a position as Director of Billing Systems at Sprint.

Nicholas J. Letizia joined the Company as Chief Financial Officer and Secretary in November 1998. In April 2001, Mr. Letizia ceased being the Company’s Chief Financial Officer and was named to the new position of Senior Vice President and General Counsel. From June 2002 through June 2003, he also held the position of Treasurer. Prior to joining the Company, he was Chief Financial Officer of InterEquity Capital Corporation, the general partner of a Small Business Investment Company. Before joining InterEquity in November 1997, he was Vice President of, and later a consultant to, Helmstar Group, Inc. from 1987 until November 1997. His employment experience also includes professional positions with Arthur Andersen & Co. and Donaldson, Lufkin & Jenrette. Mr. Letizia is a Certified Public Accountant (Inactive Status) and a member of the New Jersey Bar.

William J. McHale was named Senior Vice President — Finance of the Company in September 2002, Treasurer in June 2003, and Chief Financial Officer on January 7, 2005. Prior to joining the Company, from 1990 through 2001, Mr. McHale was Chief Financial Officer and Executive Vice President at Eden LLC, a regional importer and distributor. He assisted with that company’s sale of its brand and licensing rights to Learning Curve International. Eden LLC filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on June 15, 2001. Prior to Eden, Mr. McHale held senior operations and finance positions with Amerada Hess Corporation and several private companies. Mr. McHale, a Certified Public Accountant, also spent six years with Arthur Andersen & Co.

Arthur Miller was named President of Infocrossing Healthcare Services, Inc. (“IHS”) in August 2006, and was previously a vice president of this subsidiary beginning in November 2004. Prior to joining IHS, from July 2003 through November 2004 Mr. Miller was a Manager with Bearing Point, Inc., responsible for managing all aspects of Federal contracts with a focus on Department of Health and Human Services and the Department of Defense. From July 2002 through July 2003, Mr. Miller was a Senior Staff Consultant and Strategic Account Executive for Verizon Information Technologies, Inc., a portion of which became IHS upon its acquisition by the Company on October 1, 2004. In September 2002, Mr. Miller retired from 22 years of service in the United States Navy, where he had most recently served as Director, Business Plans and TRICARE Operations at the Naval Bureau of Medicine and Surgery in Washington, DC. As a Program Manager for TRICARE 3.0 he was involved in the development of the managed care contracts which are in use today.

Michael Wilczak joined the Company as Vice President of Corporate Development in March 2001, and was promoted to Senior Vice President — Corporate Development in 2002. Prior to joining the Company, Mr. Wilczak was Director of e-Infrastructure Outsourcing for Cabletron Systems and its spin-off, Global Network Technology Services. From October 1998 through October 1999, when he joined Cabletron, Mr. Wilczak was Marketing Development Manager for Qwest Communications, and from June 1993 until leaving to join Qwest, he held several positions with AT&T, the last being Client Business Manager.

Peter J. DaPuzzo was reelected to the Board on November 27, 2001. He had previously served on the Company’s Board from July 1999 through May 2000. Prior to 2002, Mr. DaPuzzo was the Co-President and CEO of Cantor Fitzgerald and Company, the equity institutional sales and trading division of Cantor Fitzgerald LP. Mr. DaPuzzo was also a Senior Managing Director of Cantor Fitzgerald LP. Mr. DaPuzzo joined Cantor Fitzgerald in 1993 and retired January 1, 2005. Mr. DaPuzzo is immediate past Chairman of the National Organization of Investment Professionals, a professional group of institutional and broker dealer senior managers, a member the

Presidential Advisory Committee to the President of Security Traders Association of New York, and a member and a past Chairman of the Securities Industry Association — Institutional Traders Committee. He is also a member of the Advisory Committee to the Board of the Shelter for the Homeless in Stamford, CT, a member of the National Italian-American Business Council, and a member of the Greenwich Roundtable. Mr. DaPuzzo is a member of the board of directors of LGL Group, Inc. (AMEX — LGL), a manufacturer of frequency control electronics equipment primarily for the telecommunications and aerospace industries.

Howard L. Waltman was elected to the Board in April 2004. He had previously served on the Company’s Board from 1997 to May 2000. Mr. Waltman is a director and, until 2000, was Chairman of Express Scripts, Inc. (“ESI”), a Company he formed in 1986 as a subsidiary of Sanus, of which he was also a founder and former Chairman. Sanus was acquired by New York Life Insurance Company in 1987. ESI, which provides mail order pharmacy services and pharmacy claims processing services, was spun out of Sanus and taken public in June 1992. Mr. Waltman also founded Bradford National Corp., which was sold to McDonnell Douglas Corporation. Mr. Waltman is also a director of the Emergent Group, Inc., (OTC — EMGP) a holding company whose subsidiaries provide surgical equipment on a fee-for-service basis to hospitals and other health care providers.

Jeremiah M. Healy was elected to the Board in November 2004. Mr. Healy is President and Chief Executive Officer of LGL Group, Inc. (“LGL”). He began his career with LGL as Chief Financial Officer in September 2006. Prior to joining LGL, Mr. Healy was an independent consultant. He formerly was vice president and Chief Financial Officer of Ge-Ray Fabrics, Inc. (“Ge-Ray”), a privately-held merchandising and manufacturing company supplying circular knitted fabrics to the fashion industry, from 1989 until April 2005. Before joining Ge-Ray, Mr. Healy was Chief Financial Officer & Vice President of Peabody International Corp., a NYSE listed company that merged with Pullman Corporation in 1986 and was acquired by a private merger and acquisition group in 1989. Mr. Healy is a Certified Public Accountant (CT). Ge-Ray and an affiliated company filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in April 2005.

Kathleen A. Perone was elected to the Board in September 2000. Ms. Perone is President of XLNT Technologies, Inc., a management consulting firm she founded in January 2006. Beginning in June 2002, she became President and Chief Executive Officer of Focal Communications, Inc., headquartered in Chicago, IL, a position she held until October 2004, when Focal was acquired by Corvis Corporation. During her term, she guided Focal through a reorganization under Chapter 11 of the U.S. Bankruptcy Code, emerging in July 2003. Beginning in April 2000, Ms. Perone was Managing Director of Acappella Ventures LLC, a Delaware limited liability corporation, which invested in early stage telecommunications and technology enterprises. From August 2001 to February 2002, she was Chairman and Chief Executive Officer of Lightrade, Inc., a private corporation that filed in March 2001 for bankruptcy protection under Chapter 7 of the U.S. Bankruptcy Code. From January 1998 through March 2000, Ms. Perone was employed by Denver-based Level(3) Communications, LLC as President — North American Operations. Prior to 1998, Ms. Perone held various positions with MFS Communications (now WorldCom), including President — Global Services Division and President — Telecom East. Ms. Perone was previously a member of the boards of directors of Focal Communications Corp and Tellium, Inc.

CORPORATE GOVERNANCE AND BOARD MATTERS

Members of the Board of Directors

The Board currently has six members: Ms. Perone and Messrs. Lonstein, Wallach, DaPuzzo, Waltman, and Healy. The Board has determined that Ms. Perone and Messrs. DaPuzzo, Waltman, and Healy are independent Directors for service both on the Board and committees of the Board, as such term is defined in Nasdaq Rule 4200(a)(15). The independent Directors meet from time to time in executive session without the other members of the Board.

The Board held seven meetings during 2006 and took two actions by unanimous written consent. During 2006 (or for such shorter period during which they served) all Directors attended at least 75% of the meetings of the Board and the meetings of the committees on which they served.

The Company encourages all Board Members to attend its Annual Meeting of Stockholders. At the Annual Meeting held on June 21, 2007, all of the Directors were in attendance.

Committees of the Board

The Company has standing committees as follows: Audit Committee; Options and Compensation Committee; Executive Committee; and Nominating Committee. The Board appoints the members and chairperson of each committee.

Audit Committee

During 2006, the Audit Committee consisted of Mr. Healy (Chairman), Ms. Perone and Mr. DaPuzzo. The Audit Committee held eight meetings in 2006, including two meetings in joint session with the entire Board, and took one action by unanimous written consent. Each of the members of the Audit Committee meets the requirements for being members as prescribed by the listing standards of the Nasdaq Stock Market including the independence standards of the Nasdaq Stock Market and applicable SEC rules. Mr. Healy is the Audit Committee’s financial expert, as that term is defined in Regulation S-K 407(d)(5).

The Audit Committee is governed by a written charter approved by the Board. A copy of this charter is available on the Company’s website at www.infocrossing.com under investor relations, or a copy may be obtained by written request to Secretary, Infocrossing, Inc.; 2 Christie Heights Street; Leonia, NJ 07605.

The Audit Committee has the ultimate authority and responsibility to appoint, establish the compensation for, evaluate and, where appropriate, replace the independent auditors of the Company’s financial statements, and the independent auditors report directly to the Audit Committee. The Company requires that all services provided by the independent auditors be pre-approved by the Audit Committee. The Audit Committee meets periodically with management and the Company’s independent auditors to discuss their evaluation of internal accounting controls, the quality of financial reporting, and related matters. The independent auditors have free access to members of the Audit Committee without the presence of management, if necessary, to discuss the results of their audits.

Options and Compensation Committee

The Options and Compensation Committee of the Board is responsible for, among other matters, establishing policies applicable to the compensation of the Company’s executive officers and directors, as well as reporting on such policies to the Board and stockholders; determining the salaries, incentive compensation and other remuneration of executive officers of the Company; and reviewing compensation policies and practices for all other officers of the Company. At January 1, 2006, the Options and Compensation Committee consisted of Ms. Perone (chairperson) and Messrs. Targoff and Waltman. Mr. DaPuzzo joined the Options and Compensation Committee following Mr. Targoff’s resignation from the Board in January 2006. The Committee regularly reviews the effectiveness of the Company’s executive compensation practices and revises them as appropriate. The Board may also delegate the authority to the Options and Compensation Committee to negotiate contracts with certain employees. See “Compensation Discussion and Analysis” appearing below beginning on page AI-11 for a discussion of the Committee’s philosophies and policies. The Options and Compensation Committee met six times during 2006, including two meetings in joint session with the entire Board, and took four actions by unanimous written consent. The Options and Compensation Committee is governed by a written charter approved by the Board. This charter is available on the Company’s website at www.infocrossing.com under investor relations, or a copy may be obtained by written request to Secretary, Infocrossing, Inc.; 2 Christie Heights Street; Leonia, NJ 07605. The Committee is authorized to retain such consultants as it determines appropriate to assist it in its determinations as to the form or amount of executive or director compensation.

Executive Committee

The Executive Committee of the Board may act with the authority of the Board except that it may not (i) submit any matter to a vote of the stockholders, (ii) fill any Board vacancies, (iii) set any compensation for Board members, and (iv) amend or repeal the By-Laws or any Board resolution which by its terms may not be so amended or repealed. At January 1, 2006, the Executive Committee consisted of Messrs. Lonstein, Targoff, and Waltman.

Mr. Targoff had served as Chairman until his resignation from the Board in January 2006. Ms. Perone joined the Executive Committee, and Mr. Lonstein assumed the role of Chairman, following the resignation of Mr. Targoff. Mr. Lonstein is a management Director and Ms. Perone and Messrs. Targoff and Waltman are non-employee Directors. The Executive Committee did not meet during 2006.

Nominating Committee

The Nominating Committee of the Board was formed in June 2004, and consists of Mr. DaPuzzo (chairman), Ms. Perone and Mr. Waltman, all of which are non-employee Directors. The Nominating Committee is governed by a written charter approved by the Board. A copy of this charter is posted on the Company’s website at www.infocrossing.com under investor relations, or a copy may be obtained by written request to Secretary, Infocrossing, Inc.; 2 Christie Heights Street; Leonia, NJ 07605. The Nominating Committee took one action by unanimous written consent during 2006.

The Company values the input of all Directors, whether non-employee or not, in the nominating process. The entire Board participates in the evaluation and recommendation of candidates for election as Directors, the size and composition of the Board, and the implementation of the Company’s corporate governance policies. Director nominees must be approved by a majority of the independent Directors (as independence is defined in the Nasdaq rules) as well as a majority of the full Board. In evaluating candidates to serve as Directors, the Nominating Committee and the Board considers professional ethics and values, relevant managerial experience, and commitment to enhancing stockholder value.

The Board regularly assesses the size of the Board, whether any vacancies are anticipated, and the need for particular expertise. Candidates may come to the attention of the Nominating Committee or the Board from current Board members, stockholder, or other persons.

During the term of their respective employment agreements, the Company shall nominate each of Messrs. Lonstein and Wallach to serve as a member of the Board whenever his seat is subject to reelection; provided, however, that either executive, in his sole discretion, may elect not to be a Director. See “Employment Agreements” below.

The Nominating Committee’s policy is to consider stockholder recommendations of candidates when the recommendations are submitted in a proper manner. Any stockholder recommendations should include the candidate’s name and qualifications to serve as a Director. Submissions should be addressed to the Nominating Committee, c/o the Secretary, Infocrossing, Inc., 2 Christie Heights Street, Leonia, NJ 07605. For potential nominees to be considered at the 2008 annual meeting of stockholders, the Secretary must receive the information no later than January 11, 2008. The notice must include the candidate’s age, business address, residence address, principal occupation or employment, the number of shares beneficially owned by the candidate, and information that would be required to solicit a proxy under federal securities laws. The notice must also include the nominating stockholder’s name, address, and the number of shares beneficially owned, as well as the period such shares have been held by, the nominating stockholder.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No compensation committee interlocks exist with respect to the Option and Compensation Committee, nor do any present or past officers of the Company serve on the Options and Compensation Committee.

COMMUNICATIONS FROM SECURITY HOLDERS

Stockholders may communicate with the Board, including the non-employee Directors, by sending a letter to Infocrossing, Inc. — Board of Directors, c/o Secretary, Infocrossing, Inc., 2 Christie Heights Street, Leonia, NJ 07605. The Secretary has the authority to disregard or take other appropriate action with respect to any inappropriate communications. The Secretary will submit appropriate communications to the Chairman of the Board or to the specific Director(s) to whom the correspondence is directed.

INFOCROSSING STOCK OWNERSHIP

Parent and the Offeror have advised the Company that, to the best of Parent and the Offeror’s knowledge, none of Parent’s nominees or their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, except that Parent and the Offeror hold an option to purchase shares of common stock of the Company pursuant to the “Top-Up Option” provided for in the Merger Agreement (and described in the Schedule 14D-9).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock as of August 15, 2007 by (i) the Chief Executive Officer, the Chief Financial Officer, and the three most highly compensated executive officers of the Company, other than the Chief Executive and Financial Officers, whose salary exceeded $100,000 in the most recent year (the “Named Executives”), (ii) all current Directors of the Company, (iii) all current Directors and executive officers as a group, and (iv) any other person known by the Company to be the beneficial owner of more than 5% of its common stock. Beneficial ownership includes shares that the beneficial owner has the right to acquire within sixty days of the above date from the exercise of options, warrants, or similar obligations. If no address is shown, the address of the beneficial owner is in care of the Company.

Beneficial Ownership of the Company’s Common Stock

		Number of Shares		Percentage
Name and Address of Beneficial Owner		Beneficially Owned		of Class

The Named Executives:
Zach Lonstein, Chief Executive Officer		(1)	1,985,796	8.6%
William J. McHale, Chief Financial Officer		(2)	77,598	*
Robert B. Wallach		(3)	780,500	3.4%
Lee C. Fields		(4)	158,338	*
Nicholas J. Letizia		(5)	106,828	*
Current Directors:
Peter J. DaPuzzo		(6)	74,340	*
Jeremiah M. Healy		(7)	57,090	*
Kathleen A. Perone		(8)	82,840	*
Howard L. Waltman		(9)	125,840	*
All current Directors and executive officers as a group (12 persons)		(10)	3,583,259	14.5%
Other 5% Owners:
Lehman Brothers Holdings, Inc.	745 Seventh Avenue New York, NY 10019	(11)	2,457,147	9.8%
Epoch Investment Partners	640 Fifth Avenue - 18th Floor New York, NY 10019		2,224,271	9.9%
Jack Silver	920 Fifth Avenue - #3B New York, NY 10021	(12)	2,140,264	9.5%
Janus Capital Management LLC (“Janus”)	151 Detroit Street Denver, CO 80206		1,636,073	7.3%
Federated Investors, Inc. (“Federated”)	Federated Investors Tower Pittsburgh, PA 15222	(13)	1,796,833	7.8%

		Number of Shares		Percentage
Name and Address of Beneficial Owner		Beneficially Owned		of Class

RLR Capital Partners, LP	152 West 57th Street - 21st Floor New York, NY 10019		1,643,602	7.3%
DCM Partners, LLC	909 Third Avenue - 30th Floor New York, NY 10022		1,530,083	6.8%
Potomac Capital Management	825 Third Avenue - 33rd Floor New York, NY 10022	(14)	1,419,139	6.3%
Citigroup Inc.	399 Park Avenue New York, NY 10043		1,152,608	5.1%

*	Less than 1% of Class

(1)	Includes 660,300 shares of common stock issuable upon exercise of options held by Mr. Lonstein.

(2)	Includes 77,598 shares of common stock issuable upon exercise of options held by Mr. McHale.

(3)	Includes 660,150 shares of common stock issuable upon exercise of options held by Mr. Wallach.

(4)	Includes 158,338 shares of common stock issuable upon exercise of options held by Mr. Fields.

(5)	Includes 106,828 shares of common stock issuable upon exercise of options held by Mr. Letizia.

(6)	Includes 73,090 shares of common stock issuable upon exercise of non-qualified options held by Mr. DaPuzzo.

(7)	Includes 57,090 shares of common stock issuable upon exercise of non-qualified options held by Mr. Healy.

(8)	Includes 81,840 shares of common stock issuable upon exercise of non-qualified options held by Ms. Perone.

(9)	Includes 72,090 shares of common stock issuable upon exercise of non-qualified options held by Mr. Waltman.

(10)	Includes 2,081,413 shares of common stock issuable upon exercise of qualified and non-qualified options collectively held by the twelve Directors and executive officers of the Company.

(11)	Includes 2,438,850 shares of common stock issuable upon conversion of $30,949,000 of 4% Convertible Senior Notes due July 15, 2024 (the “Senior Notes”). The market price condition with respect to conversion of the Senior Notes was satisfied as of the close of trading on June 15, 2007. As a result, the Senior Notes became convertible on July 1, 2007 and will remain convertible until September 30, 2007.

(12)	Excludes 139,288 shares of common stock issuable upon exercise of warrants, issued in connection with a private placement of common stock by the Company in October 2003, held by Mr. Silver and certain affiliates. Exercise of these warrants is limited to the extent necessary to ensure that, following such exercise (or other issuance), the total number of shares of common stock then beneficially owned by Mr. Silver and his affiliates does not exceed 9.999% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise).

(13)	Includes 445,293 shares of common stock issuable upon exercise of warrants, issued in connection with a private placement of common stock by the Company in October 2003, held by Federated in one or more funds. Exercise of these warrants is limited to the extent necessary to ensure that, following such exercise (or other issuance), the total number of shares of common stock then beneficially owned by Federated and its affiliates does not exceed 9.999% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise).

(14)	Includes 75,700 shares of common stock issuable upon exercise of warrants, issued in connection with a private placement of common stock by the Company in October 2003, held by Potomac and an affiliate. Exercise of these warrants is limited to the extent necessary to ensure that, following such exercise (or other issuance), the total number of shares of common stock then beneficially owned by Potomac and its affiliate does not exceed 9.999% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise).

COMPENSATION DISCUSSION AND ANALYSIS

The Options and Compensation Committee of the Board administers the compensation of the executive officers of the Company. The Committee is comprised of three directors who are independent under the rules of the NASDAQ Global Select Market.

See “Employment Agreements” for a description of the employment agreements between the Company and each of Messrs. Lonstein, Wallach, Fields, Letizia and McHale.

Compensation Philosophy and Policies

The Company’s compensation policies are designed to attract, motivate, and retain superior talent to enable the Company to achieve its business objectives and to align the financial interest of the executive officers with the stockholders of the Company. These policies also are designed to motivate the executive officers to achieve superior performance and reward those who, in the judgment of the Committee, do so. The Company’s overall compensation philosophy is to reinforce strategic objectives through the use of incentive compensation programs; align executive compensation structures with shareholder objectives to ensure a mutuality of interest in strategic decisions; and encourage significant ownership of stock in the Company to strengthen the mutuality of interest between executive officers and shareholders. Incentive programs are designed to enhance shareholder value by using stock options to ensure that the executive officers are committed to the long-term success of the Company. The Committee strives to achieve fair and competitive compensation for the Company’s executives with both short-term and long-term compensation programs. The short-term programs include both fixed and variable components.

In making decisions regarding executive compensation, the Committee reviews market data, including data supplied by compensation consultants, for market compensation levels and trends for similar positions in public companies having similar sales and market capitalization as the Company and companies with which the Company competes for talent. Although the Committee did not use a compensation consultant during 2006 for executive compensation, the Committee periodically has retained executive compensation consultants to assist the Committee in determining appropriate market levels of executive compensation.

The Committee does not benchmark or set compensation based upon this data, but instead uses it as a general guide in assessing whether the Company’s compensation practices remain competitive and thereby promote retention. The Committee also considers the Company’s financial performance versus the Company’s budget for such period and how the Company’s financial performance compares with prior years. Quantitative metrics, including both GAAP and non-GAAP measures, are assessed by the Committee in determining executive compensation. Such metrics have included increases in revenues, earnings before interest, taxes, depreciation and amortization (EBITDA), cash from operations, and free cash flow. In addition, the Committee reviews qualitative factors, such as acquisitions and the consolidation of acquired companies. The Committee reviews the relative contribution and individual performance of each executive officer with respect to such quantitative metrics and qualitative factors. With respect to the compensation of executives other than the Chief Executive Officer and Chief Operating Officer, the Committee also relies significantly upon recommendations of the Chief Executive Officer and the Chief Operating Officer. The quantitative metrics and qualitative factors evaluated by the Committee change over time in the Committee’s discretion to reflect changing business and economic conditions.

Compensation Components

The compensation of executive officers consists of base compensation, participation in benefit plans generally available to employees, and as the Compensation Committee determines appropriate, cash bonuses and stock options. An integral component of this compensation philosophy is that it emphasizes performance-based incentive compensation by providing the opportunity for executives to receive cash bonuses and stock option awards. To that end, total executive compensation reflects the Company’s performance and is structured to ensure that, due to the nature of the Company’s business, there is an appropriately balanced focus on our long-term versus short-term performance, and also a balance between our financial performance, individual performance of our executive officers and the creation of shareholder value.

The Company does not always structure its compensation programs so as to satisfy the conditions for compensation to be deductible under Section 162(m) of the Internal Revenue Code of 1986, as amended, (the

“Code”), in order to allow the Committee flexibility in the design and administration of the compensation programs. Under Section 162(m) of the Internal Revenue Code of 1986, as amended, (the “Code”) compensation other than performance-based compensation is not deductible to the extent that the amount received by executive officers whose compensation disclosed in this Information Statement exceed $1 million in the applicable year. Stock options awarded to executive officers often are designed to qualify as Incentive Stock Options (as defined in Section 422 of the Code), for which the Company would not be entitled to a deduction if the option holder were to satisfy the requirements of Section 422. The Company’s net operating loss carryforwards have mitigated the tax implications to the Company of these programs.

Base Compensation

The Compensation Committee strives to maintain base compensation for the Company’s executive officers at levels which the Committee, based on its experience and with the advice of external compensation consultants, believes are competitive with the compensation of comparable executive officers in similarly situated companies. The base compensation of Messrs. Lonstein, Wallach, and Fields was established under the terms of the applicable employment agreements. The Committee utilized compensation consultants to assist in the determination of the initial base salaries payable under each of the foregoing employment contracts.

The Committee reviews the base salary of each executive officer annually. Initial base salaries and any adjustments are based on market conditions, corporate and individual performance and qualitative factors including leadership and managerial abilities. For 2007, the annual raise for all executive officers was 3%, except for Mr. Letizia’s whose raise was 3.5%. Such raises were effective May 1, 2007.

The employment contracts with Messrs. Lonstein and Wallach were effective as of January 1, 2005. During 2005, each of them was paid a base salary of $455,815. Each employment contract provides for annual raises as determined by the Committee, but in no event, shall any raise be less than the percentage change in Cost of Living Index (All Urban Consumers, NY All Items, 1982-1984 =100). For 2006, Messrs. Lonstein and Wallach each received a raise of 4% per annum as determined by the Committee. The applicable Cost of Living Index was 3.86%. As noted above, for 2007, the annual raise was lowered to 3% for Messrs. Lonstein and Wallach and deferred until May 1, 2007.

The employment contract with Mr. Fields was effective on August 8, 2005. The initial base salary was $300,000 per annum. The Committee must review Mr. Fields’ base salary at least annually and such amount may be adjusted upwards (but not downwards) by the Committee. Mr. Fields’ base salary was not adjusted during 2006. With respect to determining initial base salaries and adjustments thereto for persons other than the Chief Executive Officer and the Chief Operating Officer, the Committee has relied significantly on the recommendation of the Chief Executive Officer and the Chief Operating Officer.

With respect to 2006, Messrs. Letizia and McHale each received a salary increase of $25,000, with Mr. Letizia’s being effective as of November 1, 2005, the anniversary of his employment, and Mr. McHale’s being effective as of January 1, 2006. On August 6, 2007, Mr. Letizia entered into an employment agreement with the Company, which entitles him to a base salary of $249,927 per annum and an automobile allowance of $500 per month. On August 10, 2007, Mr. McHale entered into an employment agreement with the Company, which entitles him to a base salary of $242,050 per annum. Each of Mr. Letizia’s and Mr. McHale’s annual base salaries shall be reviewed by the Board, or compensation committee of the Board, at least annually and may be adjusted upwards (but not downwards).

Annual Cash Bonus Compensation

Historically, the Company has compensated executive officers with cash bonuses when the Compensation Committee has determined it to be appropriate and consistent with the Company’s compensation philosophy and objectives as discussed above. No cash bonuses were awarded to executive officers for 2003 and 2004, but based on operating performance and substantial growth, cash bonuses were awarded to the Named Executives for 2005 and such amounts were paid in 2006. No cash bonuses were awarded for 2006.

Employment agreements with Messrs. Lonstein, Wallach, and Fields provide for a target cash bonus equal to 100% of base salary based upon achievement of performance criteria established by the Committee. In the case of Messrs. Lonstein and Wallach, in the absence of performance goals, the Committee may award cash bonuses based on achievement versus the Company’s budget for the applicable year. Mr. Fields’ employment agreement also provides for an additional target cash bonus of 50% of base salary if superior performance criteria are satisfied. With respects to Messrs. Lonstein and Wallach, the Committee may adjust any cash bonus if the Committee in good faith deems it necessary in view of the Company’s overall financial condition. Prior to entering into the Merger Agreement, the Committee also determined that Messrs. Lonstein and Wallach’s 2007 bonuses (which will be in an amount of $900,000, approximately two times their base salary) will be paid upon closing of the Tender Offer. Under the agreements, the Committee may, but does not have to, require deferral of any cash bonus payment or portion thereof, if any, of the tentative cash bonus which is not deductible by the Company because of Code Section 162(m).

In the case of Mr. Fields, the Committee may adjust the actual cash bonus to be paid in the good faith discretion of the Committee.

The employment agreements with Messrs. Letizia and McHale provide that the executive may be granted a discretionary bonus as determined by the Board or the Committee.

With respect to determining bonuses, the Committee has relied significantly on the recommendation of the Chief Executive Officer and Chief Operating Officer with respect to any bonuses to be awarded to the other executive officers. The executive officers, as well as other key employees, may receive discretionary bonuses based on a subjective evaluation of the performance of the Company and their individual contributions to the Company. As stated above, the Committee did not award cash bonuses to any of the Named Executives.

Long-Term Incentive Compensation

Periodically, the Committee makes awards to executive officers, officers, key employees, directors, independent contractors, and agents whose performance will contribute to the long-term success of the Company pursuant to the Company’s 2005 Stock Plan and predecessor stock option plans. With respect to its executive officers, the purpose of the plan is to strengthen the ability of the Company to attract and retain such persons; increase the identity of such officers with those of the Company’s stockholders; provide incentive compensation competitive with those of similar companies; and build loyalty to the Company through recognition and the opportunity for stock ownership.

Awards are determined by the Committee based upon maintaining competitive compensation programs for similar positions in companies reviewed by the Committee. The level of grant for each Named Executive is reviewed periodically by the Committee and set based on competitive conditions. The Committee generally considers prior awards to an individual when considering additional awards to such person.

During 2006, Mr. McHale was the only Named Executive who received an award pursuant to the 2005 Stock Plan. The award consisted of an option to acquire 17,500 shares of the Company’s common stock at an exercise price of $13.025 per share. In April 2007, Messrs. Letizia and McHale each were granted options to acquire 35,000 shares of the Company’s common stock at an exercise price of $15.275 per share. All of the stock options have a term of ten years and vest as follows: one-third on the first anniversary date of grant and ratably over the succeeding twenty-four months. The Committee may make additional awards to the Named Executives during 2007 in the sole discretion of the Committee. As a matter of practice, options granted by the Committee have exercise prices set at or above fair market value on the date of grant.

Other Executive Compensation Programs

Retirement

Pursuant to the terms of the employment agreements with Messrs. Lonstein and Wallach, the Company has a deferred compensation arrangement to provide for lifetime pension benefits of $230,000 annually for Mr. Lonstein and $170,000 annually for Mr. Wallach. Normal retirement benefits begin on January 1, 2012 in the case of Mr. Lonstein and January 1, 2010 in the case of Mr. Wallach. Benefits may be accelerated, without actuarial adjustment, in the event the applicable agreement terminates for any reason other than for “cause,” if terminated by the Company, or without “good reason,” if terminated by the executive. “Cause” and “good reason” are defined in the employment agreements and are discussed below in this Information Statement. These arrangements are unfunded and unsecured obligations of the Company, subject to the general claims of creditors. For 2006, the Company recognized deferred compensation expense of $430,292 in connection with these arrangements.

Severance and Change in Control Benefits

The employment agreements with each of the Named Executives provide for severance benefits in the event of certain employment terminations. These benefits are available in order to be competitive with the companies with which the Company competes for executive talent. In addition, the agreements with Messrs. Lonstein and Wallach provide for the acceleration of compensation upon a change in control of the Company. A change in control oftentimes is disruptive to an enterprise and to its executives. Such executives frequently are essential drivers of the change in control event. To assure the continuing performance of such executives in the face of a possible termination of employment in the event of a change in control, the Committee approved the acceleration of compensation in the employment agreements with Messrs. Lonstein and Wallach and also approved the right of Mr. Fields to terminate his employment without good reason within ninety days of a change in control. In 2007, the Committee retained James F. Reda & Associates, LLC to develop a compensation program in the event of a change in control. The Committee believed that as a result of the growth of the Company in recent years, a program should be implemented to assure retention of certain officers and employees and allay concerns that they might have over a potential change in control. In March 2007, the Committee and the Company’s Board approved a plan establishing a transaction bonus pool of up to five million dollars ($5,000,000) in the event there is a change in control of the Company. The recipients of awards under this arrangement may include the Company’s Named Executives as well as other officers and employees of the Company. Any awards under this plan shall be made in the sole discretion of the members the Committee. Messrs. Lonstein and Wallach will not be receiving any portion of the bonus pool. Severance benefits and change of control benefits pursuant to the employment agreements with Messrs. Lonstein, Wallach, and Fields as well as a description of the transaction bonus pool are described below under “Potential Payments upon Termination of Employment or Change in Control” on page AI-21.

In connection with the execution of the Merger Agreement, at the request of Parent, Messrs. Lonstein and Wallach agreed to certain amendments to their employment arrangements. Additionally, employment agreements with other executive officers have been amended or entered into. See the information set forth under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Employment Agreements with Certain Executive Officers” of the Schedule 14D-9, which information is incorporated herein by reference.

Perquisites

The Company also provides certain perquisites that the Committee believes are reasonable and competitive with companies with which the Company competes for executive talent. The Company believes that the cost of these benefits is not significant relative to the convenience and compensatory benefit that they provide to the executives.

Stock Ownership Guidelines

The Committee has not established any stock ownership guidelines for its executive officers, officers, and employees in light of the significant ownership stakes of Messrs. Lonstein and Wallach.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table below includes, for each of the years ended December 31, 2006, 2005, and 2004, individual compensation for services to the Company and its subsidiaries as paid to the Named Executives.

SUMMARY COMPENSATION TABLE

							Change in
							Pension
							Value and
							Non-qualified
							Deferred
					Option		Compensation	All Other	Total
	Principal		Salary	Bonus	Awards		Earnings	Compensation	Compensation
Name	Position(s)		($)	(&)(a)	($)(b)		($)(c)	($)(d)	($)

Zach Lonstein	Chairman & Chief	2006	474,047	—	—		$205,347	$42,370	$721,764
	Executive Officer	2005	$455,815	$309,500	$1,666,900	(e)	196,740	25,942	2,654,897
		2004	420,500	—	1,679,400		—	25,168	2,125,068
William J. McHale	SVP-Finance,	2006	235,000	—	92,942		—	1,282	329,224
	CFO, & Treasurer	2005	210,000	50,000	83,453		—	—	343,453
		2004	168,347	—	32,311		—	—	200,658
Robert B. Wallach	Vice Chariman,	2006	474,047	—	—		200,527	19,048	693,623
	President, & COO	2005	455,815	309,500	9,699		192,612	18,124	985,750
		2004	420,500	—	1,178,400		—	17,349	1,616,249
Lee C. Fields(f)	EVP for	2006	300,000	—	165,200		—	1,653	466,853
	Marketing and	2005	119,423	125,000	247,800		—	—	492,223
	Business	2004	—	—	—		—	—	—
	Development
Nicholas J. Letizia	SVP, General	2006	245,642	—	104,909		—	1,332	351,883
	Counsel, &	2005	218,193	50,000	108,590		—	—	376,783
	Secretary	2004	196,796	—	53,004		—	—	249,800

(a)	Bonuses earned in 2005 were paid in February 2006, with the exception of Mr. Fields, who was paid $50,000 in August 2005.

(b)	The amount shown in the columns for Option Awards is the dollar amount recognized for financial statement reporting purposes in 2006 in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payments (“SFAS 123”) for equity award expense (excluding any risk of forfeiture, per SEC regulations). For financial statement purposes, the value of the options as of the date of grant is amortized over the applicable vesting period. Prior to 2006, the Company had accounted for Option Awards using the intrinsic method previously allowable under APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company adopted SFAS 123(R) using the modified-prospective method on January 1, 2006. Therefore, amounts in this column include the expense for awards granted in 2006 and previous years as if the Company had adopted the modified-prospective method earlier. All of these awards were granted to the Named Executives under the 2005 Stock Plan or a predecessor plan. All such plans had been approved by the stockholders and all grants were at or above fair market value, as defined in the applicable plan, on the date of grant. Assumptions used to value the stock options are set forth in Note 9 in the Notes to Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for December 31, 2006.

(c)	Increase in actuarial value of Messrs. Lonstein and Wallach’s accumulated benefit under an unfunded defined benefit pension plan from the pension plan measurement date used for financial statement reporting purposes with respect to the registrant’s audited financial statements for the prior completed fiscal year to the pension plan measurement date used for financial statement reporting purposes with respect to the registrant’s audited financial statements for the covered fiscal year. This plan began in 2005. See “Employment Agreements” below.

(d)	Other compensation consists of insurance premiums, personal use of Company supplied vehicles, and health club (and related) expenses.

(e)	Includes $1,657,500 relating to an option to acquire 750,000 Shares at an exercise price of $25.00 per Share. Such option was granted to Mr. Lonstein to mitigate the financial impact on him for having provided call options at $25.00 per share on 750,000 Shares owned by him to purchasers under a certain Securities Purchase Agreement dated as of April 7, 2000 between the Company and such purchasers. Pursuant to the terms of the option award, the number of Shares exercisable pursuant to Mr. Lonstein’s option will be reduced by the number of Shares available for purchase pursuant to any expired call options of such purchasers, until all of such purchasers’ call options expire. Since all of the unexercised purchaser call options expired on May 10, 2007, the number of shares issuable on exercise of the option held by Mr. Lonstein was automatically reduced to zero.

(f)	Mr. Fields joined the Company in August 2005.

GRANTS OF PLAN-BASED AWARDS

The following table gives information concerning grants made to the Named Executives during 2006:

Grant of Plan-Based Awards
		All Other Option	Exercise or		Closing Market
		Awards: Number of	Base Price of		Price on Date of	Grant Date Fair Value
		Securities Underlying	Option Awards		Grant	of Stock and Option
Name	Grant Date	Options (#)	($/Sh)		($/Sh)	Awards ($)

Zach Lonstein(a)	—	—	—		—	—
William J. McHale(b)	9/20/06	17,500	$13.025	(c)	$13.06	$101,972
Robert B. Wallach(a)	—	—	—		—	—
Lee C. Fields	—	—	—		—	—
Nicholas J. Letizia	—	—	—		—	—

(a)	Mr. Lonstein’s employment agreement provides that no stock option awards will be granted through December 31, 2006, except at the sole discretion of the Board, or a duly authorized committee of the Board. Mr. Wallach’s employment agreement provides that no stock option awards will be granted through December 31, 2006.

(b)	These options vest as to one third on the first anniversary of the grant, with the remainder vesting ratably over the following 24 months.

(c)	Options are granted at the average of the high and low prices for the date of grant.

There were no grants pursuant to non-equity incentive or equity incentive plans in 2006.

The Company did not award any stock or stock appreciation rights, nor did it reprice any stock options during the twelve months ended December 31, 2006.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION AND GRANTS OF
PLAN-BASED AWARDS TABLES

Employment Agreements

Effective January 1, 2005, the Company entered into employment agreements with Mr. Lonstein, the Company’s Chairman and Chief Executive Officer; and Mr. Wallach, the Company’s Vice Chairman, President and Chief Operating Officer, replacing prior agreements originally signed as of November 1, 1999. The employment agreements each provide for, among other items: an initial annual base salary of $455,815; increases at the greater of the Cost of Living Index or as determined by the Compensation Committee of the Board; bonuses at the discretion of, and related to the satisfaction of goals to be determined by, the Board or the Compensation Committee; Company-paid medical, life and other group benefits; and the use of a current model auto and membership in a health club of the executive’s choosing.

During the term of their respective employment agreements, the Company shall nominate each of Messrs. Lonstein and Wallach to serve as a member of the Board whenever his seat is subject to reelection; provided, however, that either executive, in his sole discretion, may elect not to be a Director. If either executive elects not to serve on the Board, such election shall have no effect on his employment agreement except with respect to his title of Chairman or Vice Chairman, as the case may be.

Mr. Lonstein’s employment agreement provides for full-time employment for five years, three years part-time employment at 75% of the base salary then in effect, and two years of reduced part-time employment at 50% of the base salary then in effect. Mr. Wallach’s employment agreement was amended December 22, 2006 and, as amended, provides for full-time employment for three years, three years part-time employment at 75% of the base salary then in effect, and two years of reduced part-time employment at 50% of the base salary then in effect. The purpose of the amendment to Mr. Wallach’s employment agreement was to add an additional full-time year and extend the term of the agreement accordingly. The first year of full-time employment for both executives began on January 1, 2005. During part-time periods, if they elect to remain on the Board, they will remain as Chairman and Vice Chairman. Mr. Lonstein’s agreement terminates on December 31, 2014, and Mr. Wallach’s agreement terminates on December 31, 2012.

The employment agreements provide for lifetime pension benefits of $230,000 annually for Mr. Lonstein beginning January 1, 2012, and $170,000 annually for Mr. Wallach beginning January 1, 2010. The Company will also continue to provide medical, life and disability benefits for life to the executives and their spouses. The Company also is obligated to pay for a $2 million life insurance policy for Mr. Lonstein and a $500,000 policy for Mr. Wallach during the term of the applicable agreement. Each executive may designate their beneficiaries.

The pension benefits payable to each of Mr. Lonstein and Mr. Wallach are not payable pursuant to a funded qualified pension plan. The Company did not make any contributions for 2005 or 2006, and does not expect to contribute to this plan in 2007. The amount accrued for this benefit as of December 31, 2006 was $795,226. The Company expects to have no payment obligation for the years 2006 through 2009, and expects to pay $2,340,000 for the years 2010 through 2016. On May 9, 2007, the employment agreements between the Company and Messrs. Lonstein and Wallach were amended to increase the retirement benefit from $180,000 to $230,000 annually for Mr. Lonstein beginning January 1, 2012 and from $120,000 to $170,000 annually for Mr. Wallach beginning January 1, 2010. The pension benefits are not payable pursuant to a funded qualified pension plan. The Company did not make any contributions for 2006, and does not expect to contribute to this plan in 2007.

The Company may elect to defer compensation with respect to each of Messrs. Lonstein and Wallach in excess of amounts deductible for Federal income tax purposes (currently $1,000,000), to the earlier of (i) a tax year where the compensation will be deductible, (ii) the first anniversary of the termination of employment of the executive, or (iii) the date on which the executive must pay Federal income tax on the amount.

In the event that there is a “Change in Control”, as defined in their employment agreements, Mr. Lonstein and Mr. Wallach each shall be entitled to terminate his employment for any reason within ninety days of the Change in Control. If either elects to terminate his employment he shall receive, in addition to all compensation and benefits accrued through the date of termination: a lump sum amount equal to the salary which would otherwise be paid through the end of the term of the employment agreement and the bonus for the year of termination (calculated as if he had remained an employee through the end of that year). In addition, (i) the terminating executive’s retirement date will be accelerated to the earlier of the retirement date specified in his employment agreement, the date that is six months following the termination date, or the date of an event described in Section 409A(a)(2)(A)(v) of the Internal Revenue Code, and he will receive the retirement benefit called for in his agreement without adjustment on account of accelerated commencement; (ii) any unvested stock options or shares of restricted stock he holds shall become immediately vested and exercisable and all options shall continue to be exercisable for the remainder of their original term; (iii) the Company will pay the premiums on a life insurance policy for the remainder of his life and will provide other insurance benefits to the executive and his wife; and (iv) the requirement to nominate the executive to serve on the Board shall cease.

Mr. Lonstein’s employment agreement provides that no stock option awards will be granted through December 31, 2006, except at the sole discretion of the Board, or a duly authorized committee of the Board.

Mr. Wallach’s employment agreement provides that no stock option awards will be granted through December 31, 2006.

The agreements with Messrs. Lonstein and Wallach provide that during the period ending two years after termination, the executive will not use for competitive purposes or disclose the Company’s confidential information or solicit any employees of the Company for employment, or clients of the Company for computer outsourcing services by any person other than the Company.

In connection with the execution of the Merger Agreement, at the request of Parent, Messrs. Lonstein and Wallach agreed to certain amendments to their employment arrangements. See the information set forth under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Employment Agreements with Certain Executive Officers” of the Schedule 14D-9, which information is incorporated herein by reference.

In August 2005, the Company entered into an employment agreement for a term of three years with Lee C. Fields to serve as Executive Vice President for Marketing and Business Development. The agreement provides, among other things, an annual salary of $300,000, which may be adjusted upwards annually by the Board or a compensation committee of the Board; the ability to earn two bonuses, one of up to 100% of his annual salary and a second one of up to 50% of his annual salary based upon the achievement of goals to be determined by the Board or a compensation committee of the Board; a sign-on bonus of $100,000, half of which was paid in 2005 and the second half of which was paid in 2006; and the grant of an option to purchase 200,000 shares of the Company’s common stock with an exercise price equal to the fair market value on August 8, 2005, vesting 25% immediately, 25% after one year, and the remainder vesting ratably over the next twenty-four months. The employment agreement also provides for severance payable under certain circumstances equal to 100% of annual salary if the termination occurs in the first year of the agreement, 83.33% if the termination occurs in the second year, and 66.66% if the termination occurs in the third year, plus a prorated amount of the total bonus Mr. Fields would have been entitled to earn in the year of termination.

During the period ending one year after the later of the termination of the agreement with Mr. Fields or the final severance payment, the executive will not use for competitive purposes or disclose the Company’s confidential information or solicit any employees of the Company with whom he had contact for employment, or clients or prospective clients of the Company with respect to which he had material contact for computer outsourcing services by any person other than the Company. The confidentiality term is extended for material non-public information and trade secrets to the date which such information ceases being material non-public information or the trade secrets under applicable law are generally known by the public.

Mr. Letizia is party to an employment agreement with the Company, effective as of August 6, 2007. The agreement provides that the contract will continue until terminated by either the executive or the Company. Mr. Letizia is entitled to a base salary of $249,927 per annum, an automobile allowance of $500 per month, and a discretionary bonus as determined by the Board or the Compensation Committee. Mr. Letizia is also entitled to participate in any and all benefit programs and arrangements, including vacation, holiday, sick, and other leave, made generally available from time to time by the Company to its senior officers and other employees.

If Mr. Letizia is terminated by the Company without “cause” or he terminates for “good reason,” subject to the execution of a release of claims in favor of the Company, he is entitled to receive (i) 12 months of base salary, (ii) 12 months of his automobile allowance at the amount per month in effect immediately prior to his termination date, (iii) Company-paid outplacement benefits of up to $50,000, and (iv) Company-paid “COBRA” health continuation coverage for one year following termination of employment. In addition, any unvested stock options shall vest immediately upon the executive’s employment termination date and all stock options shall continue to be exercisable for up to one year after executive’s last day of employment. The agreement also provides for a “gross-up” of any IRS golden parachute excise tax imposed pursuant to Section 4999 of the Internal Revenue Code.

Mr. McHale is party to an employment agreement with the Company, effective as of August 10, 2007. The agreement provides that the contract will continue until terminated by either the executive or the Company. Mr. McHale is entitled to a base salary of $242,050 per annum and a discretionary bonus as determined by the Board or the Compensation Committee. Mr. McHale is also entitled to participate in any and all benefit programs and arrangements, including vacation, holiday, sick, and other leave, made generally available from time to time by the Company to its senior officers and other employees.

If Mr. McHale is terminated by the Company without “cause” or he terminates for “good reason,” subject to the execution of a release of claims in favor of the Company, he is entitled to receive (i) 12 months of base salary, (ii) Company-paid outplacement benefits of up to $50,000, and (iii) Company-paid “COBRA” health continuation coverage for one year following termination of employment. In addition, any unvested stock options shall vest immediately upon the executive’s employment termination date and all stock options shall continue to be exercisable for up to one year after executive’s last day of employment. The agreement also provides for a “gross-up” of any IRS golden parachute excise tax imposed pursuant to Section 4999 of the Internal Revenue Code.

See “Potential Payments upon Termination of Employment or Change in Control” beginning on page AI-21.

Other Compensation Information

The Named Executives may participate in certain group life, health, and other non-cash benefit plans, which are generally available to all Company employees. As noted above, beginning in 2006, certain executives and senior employees were enrolled in an executive life and disability plan.

The Company also maintains a 401(k) Savings Plan (the “Plan”) covering all eligible employees who have attained the age of 21 years and worked at least 1,000 hours in a one-year period. The Company may make matching contributions at the discretion of the Board. For the years ended December 31, 2006, 2005, and 2004, the Company did not make any matching contributions.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table contains the year-end balances of unexercised stock options held by the Named Executives. There are no outstanding grants of stock, and the options were not granted pursuant to an equity incentive plan.

	Outstanding Awards at December 31, 2006
	Number of Securities	Number of Securities
	Underling	Underling		Option
	Unexercised Options	Unexercised Options		Exercise	Option Expiration
Name	(#) Exercisable	(#) Unexercisable		Price ($)	Date

Zach Lonstein	150,000	—		$10.40625	11/09/09
	300	—		6.53000	12/21/10
	10,000	—		6.97550	01/29/13
	500,000	—		12.03500	08/22/14
(a)	750,000	—		25.00000	05/11/08
William J. McHale	16,000	—		$8.07000	09/02/12
	7,500	—		9.91000	12/14/13
	8,892	1,108	(b)	13.86500	04/13/14
	26,668	13,332	(c)	17.38000	12/28/14
	—	17,500	(d)	13.02500	09/19/16
Robert B. Wallach	150.000	—		$8.25000	02/18/08
	150,000	—		10.40625	11/09/09
	50	—		5.93800	12/21/10
	10,000	—		6.97550	01/29/13
	350,000	—		12.03500	08/22/14
	100	—		8.21000	12/14/15
Lee C. Fields	116,668	83,332	(e)	$9.05000	08/07/15
Nicholas J. Letizia	8,000	—		$9.00000	11/01/08
	20,000	—		9.34375	11/03/09
	1,000	—		6.26850	02/03/12
	50	—		9.91000	12/14/13
	15,000	—		9.91000	12/14/13
	22,224	2,776	(b)	13.86500	04/13/14
	26,668	13,332	(c)	17.38000	12/28/14

(a)	Option was granted to Mr. Lonstein to mitigate the financial impact on him for having provided call options at $25.00 per share on 750,000 Shares owned by him to purchasers under a certain Securities Purchase Agreement dated as of April 7, 2000 between the Company and such purchasers. Pursuant to the terms of the option award, the number of Shares exercisable pursuant to Mr. Lonstein’s option will be reduced by the number of Shares available for purchase pursuant to any expired call options of such purchasers, until all of such purchasers’ call options expire. Since all of the unexercised purchaser call options expired on May 10, 2007, the number of shares issuable on exercise of the option held by Mr. Lonstein was automatically reduced to zero.

(b)	Vests ratably on the first day of January through April 2007.

(c)	Vests ratably on the first day of the twelve months following December 31, 2006.

(d)	5,833 shares vest on September 20, 2007, with the remainder vesting ratably on the first day of the next 24 months.

(e)	Vests ratably on the first day of the 20 months following December 31, 2006.

OPTION EXERCISES AND STOCK VESTED

The Named Executives did not exercise stock options during 2006. There are no outstanding stock grants.

PENSION BENEFITS

As discussed above in “Employment Agreements”, their respective employment agreements provide for lifetime pension benefits of $230,000 annually for Mr. Lonstein beginning January 1, 2012, and $170,000 annually for Mr. Wallach beginning January 1, 2010.

The following table gives information as of December 31, 2006 with respect to this benefit. There is no formal plan, and the benefit is unfunded. The number of years of service has no bearing on the benefit amount.

	Pension Benefits
	Number of Years	Present Value of	Payments During the
Name	Credited Service (#)	Accumulated Benefit ($)	Last Fiscal Year ($)

Zach Lonstein	22	$402,087	—
Robert B. Wallach	11	393,139	—

On May 9, 2007, the employment agreements between the Company and Messrs. Lonstein and Wallach were amended to increase the retirement benefit from $180,000 to $230,000 annually for Mr. Lonstein beginning January 1, 2012 and from $120,000 to $170,000 annually for Mr. Wallach beginning January 1, 2010. The pension benefits are not payable pursuant to a funded qualified pension plan. The Company did not make any contributions for 2006, and does not expect to contribute to this plan in 2007.

In connection with the execution of the Merger Agreement, at the request of Parent, Messrs. Lonstein and Wallach agreed to certain amendments to their employment arrangements. See the information set forth under heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Employment Agreements with Certain Executive Officers” of the Schedule 14D-9, which information is incorporated herein by reference.

NONQUALIFIED DEFERRED COMPENSATION AND OTHER NONQUALIFIED DEFERRED
COMPENSATION PLANS

None.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Termination of Employment

The employment agreements the Company has with each of Messrs. Lonstein, Wallach, Fields, Letizia and McHale have severance payments in the event the applicable executive’s employment is terminated for reasons other than “cause” or the executive leaves for “good reason.” “Cause” and “good reason” are defined in the applicable agreements.

With respect to Messrs. Lonstein and Wallach, “cause” shall mean: (i) the executive is convicted of, or pleads nolo contendere to, a felony; (i) the willful and continuous failure by the executive to substantially perform his duties, other than as a result of incapacity due to physical or mental injury or illness, following a notice and cure period; or (iii) the executive engages in willful misconduct in the performance of his duties that is demonstrably and materially injurious to the Company. “Good reason” shall mean: (i) involuntary loss of the executive’s title or position other than for cause; (ii) a material diminution in the nature or scope of the executive’s duties or responsibilities or the assignment of duties or responsibilities materially inconsistent with his position; (iii) the relocation of the executive’s principal office to a location more than 25 miles from its current location in Leonia, NJ; or (iv) the failure of the Company, after five days notice, to comply with the terms of the agreement relating to compensation and benefits.

In the case of Messrs. Lonstein and Wallach, if the Company terminates the applicable employment agreement without cause or if the executive terminates the agreement with good reason, the executive will receive, in addition to amounts then due and owing that relate to the period prior to termination, a lump sum equal to the balance of the base salary otherwise payable during the balance of the term of the applicable agreement plus the prorated targeted bonus for the year in which termination occurs; retirement benefits will be accelerated, without actuarial adjustment, unless the normal retirement date already has occurred; unvested options and unvested restricted shares, if any, shall vest immediately and continue to be exercisable for the remainder of their original terms; and the Company will continue to provide the executive with, and pay for the repair and maintenance of, a current model automobile for the balance of the term of the applicable agreement (through 2014 in the case of Mr. Lonstein and 2012 in the case of Mr. Wallach). Retirement benefits include lifetime health, life, disability, dental and vision insurance benefits for the executive and his spouse substantially equivalent to the benefits provided to the Company’s Chief Executive Officer (or in the absence of a Chief Executive Officer, the highest compensated individual then employed by the Company) and his or her spouse (or in the absence of a spouse, the benefits to which such spouse would otherwise be eligible) from time to time. As part of their employment agreements, during the term of the respective employment agreements, the Company pays the premiums on life insurance policies for Messrs. Lonstein and Wallach in the amount of $2,000,000 and $500,000, respectively, and the executives can designate the beneficiaries under such policies. In addition to the benefits otherwise payable in the event of termination without cause by the Company or good reason by the executive, the Company is not relieved of its obligations to maintain and pay for the premiums on the aforesaid life insurance policy on Messrs. Lonstein and Wallach.

If the employment agreements with Messrs. Lonstein and Wallach are terminated by the Company for “cause” or by the executive without “good reason,” the Company’s obligations are to pay compensation accrued through the termination date. Retirement benefits will commence on the normal retirement date, as defined in the applicable agreement. In addition, all stock options will expire.

If Messrs. Lonstein and Wallach terminate employment as a result of death or disability, the Company will be obliged to make a lump sum payment equal to the lesser of two times the executive’s base salary at the time of death or disability or the balance of the base salary otherwise payable during the balance of the term of the applicable agreement. In addition, the executive will receive the prorated targeted bonus for the applicable year; retirement benefits will be accelerated, unless the normal retirement date already has occurred, without actuarial adjustment; and all unvested options shall vest immediately and remain exercisable for one year following death or termination, except for certain options which shall remain exercisable over their original terms. With respect to Messrs. Lonstein and Wallach, “disability” has the same meaning as set forth in long-term disability plan maintained by the Company covering the executive, or if no such policy is available, an incapacity due to mental or physical illness or injury which prevents the executive from substantially performing the duties required under the agreement and which will be more likely than not to extend beyond the end of the term of the agreement in the opinion of a physician selected by the Company and reasonably acceptable to the executive or his legal representative.

In the case of Mr. Fields, “cause” shall mean: (i) theft, fraud, or similar acts of dishonesty or misconduct involving the property or affairs of the Company or the carrying out of the executive’s duties for the Company; (ii) conviction or the admission of guilt of any felony or misdemeanor involving moral turpitude or other act of dishonesty, fraud or deceit; or (iii) the repeated material violation of any written policy or procedure of the Company subject to a notice and cure period. “Good reason” shall mean: (i) the occurrence of any material breach by the Company which remains uncured for a period of more than thirty days after written notice of such breach and of the executive’s intention to terminate his employment for “good reason” if such breach is not remedied; (ii) failure by the Company to pay any amount due within ten business days following written demand for payment, which demand shall state that the executive intends to resign for good reason if such payment is not made within such period; (iii) the assignment to the executive of duties or responsibilities materially inconsistent with the executive’s current position, duties, or responsibilities sufficient to constitute a substantial diminution of status within the Company which duties or responsibilities are not reassigned within thirty days after written demand from the executive, which demand shall state that he intends to resign for good reason if such duties and responsibilities are not reassigned; (iv) a relocation of the Company’s office to which the executive is required to report to a location that is more than fifty miles from the office’s current location in Norcross, GA; or (v) or a requirement that the executive relocate his personal residence.

In the case of termination of the agreement with Mr. Fields by the Company without cause or by Mr. Fields with good reason, severance shall equal the sum of (i) annual base salary at the time of termination multiplied by the “Severance Benefit Factor,” as described below, and (ii) an amount equal to the target bonus for the year of termination multiplied by a fraction, the numerator of which is the number of days in the fiscal year up to and including the date of termination and the denominator of which is 365. The Severance Benefit Factor initially was 100% of the sum of Mr. Fields’ annual base salary if termination had occurred during the first twelve months of the scheduled term. The factor declines to 83.33% during the second twelve months of the scheduled term and then to 66.66% during the final twelve months of the scheduled term. If Mr. Fields accepts employment or a consulting engagement with a third party, the amount of any remaining installments shall be reduced to 50% effective with the commencement of such employment or consulting engagement. In addition, any unvested (or exercisable) stock options due to vest during the fiscal year in which termination occurs shall vest immediately and all options shall continue to be exercisable in accordance with the terms of the 2005 Stock Plan. Mr. Fields also will receive any other benefits as may be provided under the terms of any employee benefit program offered by the Company in which he was a participant, however, the Company shall pay for cost of his continued participation in the Company’s health plan until the earlier of the termination of the severance period or he commences new employment and becomes eligible to participate in the group health plan of such new employer.

Mr. Fields shall be “disabled” if the Company reasonably determines, after any period of leave required by law, that a physical or mental impairment or condition renders the executive incapable of performing his essential job functions. The Company shall consider any reasonable accommodations that might enable the executive to safely and successfully perform his essential job functions provided the Company receives documentation establishing that the executive’s physical or mental impairment or condition substantially limits one or more major life activities, and the accommodation sought does not pose an undue hardship on the Company. The executive’s receipt of disability benefits under the Company’s disability benefit plans or any privately owned long term disability insurance plan, or receipt of Social Security disability or workers’ compensation benefits, is deemed to be conclusive evidence of disability.

If the agreement with Mr. Fields terminates due to any reason other than by the Company for cause or by the executive without good reason, the Company shall be obliged to pay all compensation and benefits accrued through the date of termination as well as such other benefits, if any, as may be provided under the terms of any employee benefit, incentive, option, stock award, and other plans or programs of the Company in which the executive participated.

In the case of Messrs. Letizia and McHale, “cause” shall mean: (i) any act of theft, fraud, embezzlement, falsification of Company or customer documents, misappropriation of funds or other assets of the Company or other acts of dishonesty or misconduct involving the property or affairs of the Company or the carrying out of the executive’s duties; (ii) a conviction (by trial, upon a plea or otherwise including nolo contendre) or the admission of guilt of any felony or misdemeanor involving moral turpitude or other act of dishonesty, fraud or deceit; or (iii) the repeated material violation of any written policy or procedure of the Company subject to written notice with fifteen (15) days to cure. “Good Reason” shall mean, without the executive’s prior written consent: (i) the occurrence of any material breach by the Company which remains uncured for a period of more than thirty (30) days after written notice of such breach and of the executive’s intention to terminate his employment for “good reason” if such breach is not remedied; (ii) a failure by the Company to pay any amount due within ten (10) business days following written demand for payment, which demand shall state that the executive intends to resign for “good reason” if such payment is not made within such ten (10) business day period; (iii) the assignment to the executive of duties or responsibilities materially inconsistent with the executive’s current position, duties or responsibilities, or a change in title, in either case, sufficient to constitute a substantial diminution of status within the Company which duties or responsibilities are not reassigned within thirty (30) days after written demand from the executive; (iv) a relocation of the office of the Company to which the executive is required to report to a location more than fifty (50) miles from its current location of 2 Christie Heights Street, Leonia, NJ; or (v) an involuntary reduction of the executive’s annual base salary.

In the case of termination of the agreement with each of Messrs. Letizia and McHale by the Company without cause, or by Mr. Letizia or Mr. McHale with good reason, the Company shall provide the executive the following severance compensation: (i) an amount equal to the sum of 12 months of executive’s annual base salary, at the rate in effect immediately prior to his termination date (plus, in the case of Mr. Letizia only, 12 months of the car allowance payable to him at the rate in effect immediately prior to his termination date), (ii) Company-paid outplacement benefits of up to $50,000, and (iii) Company-paid “COBRA” health continuation coverage for one year following termination of employment. In addition, any unvested stock options shall vest immediately upon the executive’s employment termination date and all stock options shall continue to be exercisable for up to one year after executive’s last day of employment.

In the event of the death or disability of any Named Executive, the executive or his beneficiary, as the case may be, is entitled to receive the proceeds of life insurance policies equal to two times base salary with a maximum limit of $750,000; accidental death and dismemberment benefits up to a maximum of two times base salary with a limit of $750,000; short-term disability benefits, following a seven day waiting period, equal to 60% of base salary, with a maximum of $3,000 per week, for six months; and long-term disability, upon expiration of short-term disability benefits, equal to 60% of base salary with a maximum benefit of $13,000 per month. Each Named Executive pays for the premiums of the foregoing insurance. The Company pays the executive additional compensation equal to 135% of the premiums for the foregoing coverage. The 35% “gross-up” is designed to offset the tax expense on the additional compensation. Each Named Executive receives the foregoing benefits in addition to the compensation and benefits specified in their respective employment agreements.

Change in Control

The employment agreements with Messrs. Lonstein and Wallach provide that within 90 days of the change in control, the executive may elect to terminate his employment. If the executive elects to terminate the agreement, all base salary payable in the future (aside from any potential future increases) shall become immediately due. Each of them also will receive the prorated targeted bonus for the year in which the change in control occurs. All unvested stock options will vest immediately and be exercisable over their original terms. Retirement benefits will be accelerated, without actuarial adjustment, unless the normal retirement date already has occurred. Retirement benefits include lifetime health, life, disability, dental and vision insurance benefits for the executive and his spouse substantially equivalent to the benefits provided to the Company’s Chief Executive Officer (or in the absence of a Chief Executive Officer, the highest compensated individual then employed by the Company) and his or her spouse (or in the absence of a spouse, the benefits to which such spouse would otherwise be eligible) from time to time.

In connection with the execution of the Merger Agreement, at the request of Parent, Messrs. Lonstein and Wallach agreed to certain amendments to their employment arrangements. See the information set forth under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Employment Agreements with Certain Executive Officers” of the Schedule 14D-9, which information is incorporated herein by reference.

The employment agreement with Mr. Fields provides that he will be entitled to terminate his employment voluntarily for any reason within 90 days following the change in control. If the executive does so, he shall receive within 90 days following the termination date all compensation and benefits accrued through the termination date and any of his unvested stock options or other awards under the 2005 Stock Plan shall vest immediately.

The employment agreements with each of the three executive officers noted above provide that the Company will make a payment to the executive to put the executive in the same economic position to cover any excise or other tax imposed on the executive if certain payments are deemed to be parachute payments for purposes of Section 4999 of the Code.

With the assistance of James F. Reda & Associates, LLC, an executive compensation consulting firm, in March 2007, the Options and Compensation Committee recommended to the Board that the Company should establish a transaction bonus pool of up to five million dollars ($5,000,000) in the event there is a Change in Control, as defined below. On March 5, 2007, the Board adopted the Committee’s recommendation. The recipients of awards under this arrangement may include the Company’s principal executive officer, president, principal financial officer, principal operating officer, and Named Executives as well as other officers and employees of the Company. Any awards under this plan shall be made by the Options and Compensation Committee of the Company’s Board in the sole discretion of the members of such committee. Messrs. Lonstein and Wallach will not be receiving any portion of the bonus pool. “Change in Control” of the Company shall mean a Change in Control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities

Exchange Act of 1934, as amended (the “Act”), or any successor thereto, provided that without limiting the foregoing, a Change in Control of the Company also shall mean the occurrence of any of the following events:

(i) any “person” (as defined under Section 3(a)(9) of the Act) or “group” of persons (as provided under Section 13d-3 of the Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 or otherwise under the Act), directly or indirectly (including as provided in Rule 13d-3(d)(1) of the Act), of capital stock of the Company the holders of which are entitled to vote for the election of directors (“voting stock”) representing that percentage of the Company’s then outstanding voting stock (giving effect to the deemed ownership of securities by such person or group, as provided in Rule 13d-3(d)(1) of the Act, but not giving effect to any such deemed ownership of securities by another person or group) equal to or greater than twenty-five percent (25%) of all such voting stock;

(ii) during any period of twenty-four (24) consecutive months, individuals who at the beginning of such period constituted the Board of the Company (including for this purpose any new director whose election or nomination for election by the Company’s shareholders was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board of the Company (excluding any Board seat that is vacant or otherwise unoccupied); or

(iii) there shall be consummated any consolidation, merger, stock for stock exchange or similar transaction (collectively, “Merger Transactions”) involving securities of the Company in which holders of voting stock of the Company immediately prior to such consummation own, as a group, immediately after such consummation, voting stock of the Company (or, if the Company does not survive the Merger Transaction, voting securities of the corporation surviving such transaction) having less than fifty percent (50%) of the total voting power in an election of directors of the Company (or such other surviving corporation).

Pro Forma Analysis

The information below describes the amount of compensation that would become payable to Named Executives under existing agreements and plans if the Named Executive’s employment had terminated and/or a change in control had occurred on December 31, 2006, given the Named Executive’s compensation and service levels as of such date and, if applicable, based on the Company’s closing stock price on that date. These benefits are in addition to benefits available prior to the occurrence of any termination of employment, including under then-exercisable stock options, and benefits available generally to salaried employees. In addition, in connection with any actual termination of employment or change in control transaction, the Company may determine to enter into an agreement or to establish an arrangement providing additional benefits or amounts, or to alter the terms of benefits described below, as the Committee determines appropriate.

The actual amounts that would be paid upon a Named Executive’s termination of employment or in connection with a change in control can be determined only at the time of any such event. In addition, as discussed above, the recipients of awards under the Company’s transaction bonus pool may include one or more of the Company’s Named Executives. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, the Company’s stock price and the executive’s age.

If Mr. Lonstein had been terminated by the Company without cause or he had resigned for good reason on December 31, 2006, he would have received a lump sum payment of approximately $2,963,000 on his termination date, representing the total salary due through the end of his contract (including the part time periods), and his retirement payments of $19,166 per month would begin on July 1, 2007, an acceleration of four and one-half years, resulting in potentially an additional $1,035,000 in pension cost to the Company. The Company would continue to provide the executive with, and pay for the repair and maintenance of, a current model automobile for the balance of the term of his agreement, which at current rates would cost the Company approximately $320,000. Also, following termination by the Company without cause or by the executive with good reason, Mr. Lonstein would receive lifetime health, life, disability, dental and vision insurance benefits for himself and his spouse, substantially equivalent to the benefits provided to the Company’s Chief Executive Officer (or in the absence of a Chief Executive

Officer, the highest compensated individual then employed by the Company) and his or her spouse (or in the absence of a spouse, the benefits to which such spouse would otherwise be eligible) from time to time, which at current rates would cost approximately $11,200 annually. During the term of his employment agreement, the Company will pay the premiums on a $2,000,000 life insurance policy, which currently amounts to $6,500 annually. The premium on this policy remains fixed until the policy expires in September 2009. The Company has estimated that the cost of continuing this policy through December 31, 2014 would be $60,000, based on current rates, using the same rating as the existing policy.

If Mr. Wallach had been terminated by the Company without cause or he had resigned for good reason on December 31, 2006, he would have received a lump sum payment of approximately $2,014,700 on his termination date, representing the total salary due through the end of his contract (including the part time periods), and his retirement payments of $14,166 per month would begin on July 1, 2007, an acceleration of two and one-half years, resulting in potentially an additional $425,000 in pension cost to the Company. The Company would continue to provide the executive with, and pay for the repair and maintenance of, a current model automobile for the balance of the term of his agreement, which at current rates would cost the Company approximately $175,000. Also, following termination by the Company without cause or by the executive with good reason, Mr. Wallach would receive lifetime health, life, disability, dental and vision insurance benefits for himself and his spouse, substantially equivalent to the benefits provided to the Company’s Chief Executive Officer (or in the absence of a Chief Executive Officer, the highest compensated individual then employed by the Company) and his or her spouse (or in the absence of a spouse, the benefits to which such spouse would otherwise be eligible) from time to time, which at current rates would cost approximately $11,300 annually. During the term of his employment agreement, the Company will pay the premiums on a $500,000 life insurance policy, which currently amounts to $6,300 annually. The premium on this policy remains fixed until the policy expires in April 2009. The Company has estimated that the cost of continuing this coverage through December 31, 2010 would be $33,000, based on current rates, using the same rating as the existing policy.

Had a change in control occurred on December 31, 2006, and had Mr. Lonstein elected termination, he would have received a lump sum payment of approximately $2,963,000 on his termination date, representing the total salary due through the end of his contract (including the part time periods), and his retirement payments of $19,166 per month would begin July 1, 2007, an acceleration of four and one-half years, resulting in potentially an additional $1,035,000 in pension cost to the Company.

Had a change in control occurred on December 31, 2006, and had Mr. Wallach elected termination, or if he had been terminated by the Company without cause or had resigned for good reason, at a minimum he would have received a lump sum payment of approximately $2,090,452 on his termination date, representing the total salary due through the end of his contract (including the part time periods), and his retirement payments of $14,166 per month would begin July 1, 2007, an acceleration of two and one-half years, resulting in potentially an additional $425,000 in pension cost to the Company.

Following termination for an assumed change in control as of December 31, 2006, Messrs. Lonstein and Wallach and their respective spouses would be eligible for lifetime health, life, disability, dental, and vision insurance benefits substantially equivalent to the benefits provided to the Company’s Chief Executive Officer (or in the absence of a Chief Executive Officer, the highest compensated individual then employed by the Company) and his or her spouse (or in the absence of a spouse, the benefits to which such spouse would otherwise be eligible) from time to time. At current rates, this coverage costs approximately $11,200 annually for Mr. Lonstein and $11,300 annually for Mr. Wallach.

Options held by Messrs. Lonstein and Wallach are fully vested, and therefore no acceleration of vesting would be required.

Had either Messrs. Lonstein or Wallach terminated due to their death on December 31, 2006, their estate would have received a lump sum payment equal to two times the annual base salary, or $983,742. Mr. Lonstein’s beneficiaries would receive $2,650,000 in life insurance benefits ($3,300,000 for accidental death). Mr. Wallach’s estate would receive $1,150,000 in life insurance payments ($1,800,000 for accidental death). Had either terminated because of disability, each would have received the lump sum payment of $983,742 and retirement payments would have begun immediately, resulting in potentially an additional $920,000 for Mr. Lonstein or $510,000 for

Mr. Wallach. Mr. Lonstein would receive disability benefits totaling approximately $573,300, and Mr. Wallach would receive disability income benefits totaling approximately $54,000 and nursing care benefits of approximately $102,000 per year payable for life.

Had Mr. Fields been terminated without cause, or had resigned with good reason, on December 31, 2006, he would have been entitled to severance of $249,990, assuming he did not commence new employment or a consulting engagement during the severance period ending December 31, 2007. Severance is payable in equal monthly installments. The Company would be obligated to pay for his health coverage for the same period, for a cost of $17,276. The obligation to pay for health coverage would terminate early if he became eligible to participate in a health plan provided by a new employer. In addition, unvested options to purchase 83,333 shares of the Company’s common stock at $9.05 per share would have become vested. At the closing price of the Company’s common stock at December 29, 2006 of $16.30, such accelerated vesting would have been worth approximately $604,164. The acceleration of vesting would also have applied had there been a change in control on that date. Had Mr. Field died on December 31, 2006, his beneficiaries would have received insurance benefits of $500,000 ($1,000,000 for accidental death). Had he become disabled, he would be entitled to disability income payments through age 65 totaling $588,000.

Had any of Messrs. Lonstein, Wallach or Fields been terminated for cause or resigned without good reason, they would have received accrued pay and benefits through the date of termination, but no severance payments or benefit continuation. For Messrs. Lonstein and Wallach, however, their retirement payments would begin on their respective normal retirement dates of January 1, 2012 in the case of Mr. Lonstein and January 1, 2010 in the case of Mr. Wallach.

Messrs. Letizia and McHale entered into employment agreements with the Company on August 6, 2007 and August 10, 2007, respectively. Upon Mr. Letizia’s death, his beneficiaries would receive insurance benefits of $383,000 ($766,000 for accidental death). If he had become disabled on December 31, 2006, his disability benefits would have totaled $240,700 through age 65. Upon Mr. McHale’s death, his beneficiaries would receive insurance benefits of $370,000 ($740,000 for accidental death). If he had become disabled on December 31, 2006, his disability benefits through age 65 would have totaled $259,000.

COMPENSATION OF DIRECTORS

For the year ended December 31, 2006, the following table contains the components of compensation for the non-employee directors. Messrs. Lonstein and Wallach are employee directors, and receive no additional compensation for their services as directors.

	Fees Earned or	Option Awards
Name	Paid in Cash ($)	($)(a)	Total ($)

Peter J. DaPuzzo	$68,500	$69,631	$138,131
Jeremiah M. Healy	65,000	67,745	132,745
Kathleen A. Perone	72,000	69,631	141,631
Howard L. Waltman	67,500	58,311	125,811

(a)	The amount shown in the column for Option Awards is the dollar amount recognized for financial statement reporting purposes in 2006 in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payments (“SFAS 123)” for equity award expense (excluding any risk of forfeiture, per SEC regulations).

Upon their initial election to the Board, new members have been granted a non-qualified option to purchase 25,000 shares of the Company’s common stock.

The Options and Compensation Committee, with the assistance of James F. Reda & Associates, LLC, an executive compensation consulting firm, presented recommendations to the Board with respect to adopting a new compensation program for the Company’s independent directors. The Board considered such recommendations and made certain modifications. In February 2006, the Board approved a new compensation program for the non-employee directors consisting of a quarterly retainer of $15,000 in cash and non-qualified options with a Black-

Scholes value of $7,500, plus annual payments of between $2,500 and $5,000 in cash for service as a member or chairperson of any standing committee of the Board. Non-employee Directors who chair a Committee will also receive annual grants of non-qualified options to purchase between 1,500 shares and 2,500 shares of common stock. The non-qualified options for non-employee Directors are granted pursuant to the Company’s 2005 Stock Plan at the fair market value on the date of the grant and expire in ten years. In addition, on February 8, 2006, in recognition of services in connection with fourteen telephonic meetings held during 2005, the Board approved non-qualified options to purchase 7,500 shares for Ms. Perone and Messrs. DaPuzzo, Healy, and Waltman: the four non-employee Directors on the Board as of the meeting date. Employees of the Company who are also Directors do not receive compensation for their service as Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 21, 2003, the Company sold 9,739,111 shares of common stock and five year warrants to purchase 3,408,689 shares of common stock for a net aggregate amount of approximately $69,942,000. The warrants have an exercise price of $7.86 per share and expire in October 2008. The private stock offering was made only to accredited investors in a transaction exempt from the registration requirements of the Securities Act of 1933. The net proceeds of the private stock offering were principally used to fund the redemption of preferred stock and warrants outstanding, the repayment of outstanding debentures, and to pay related fees and expenses. The remainder of the proceeds was used for working capital purposes. On February 12, 2004, a Registration Statement on Form S-3, filed by the Company naming the private stock offering investors as selling stockholders, was declared effective. The Company will not receive any proceeds from any sales of stock under this registration statement. Of the named beneficial stockholders, Jack Silver, Federated, and Potomac Capital Management hold an aggregate of 660,281 of the 816,134 warrants remaining unexercised from this transaction. Exercise of these warrants is limited to the extent necessary to ensure that, following such exercise (or other issuance), the total number of shares of common stock then beneficially owned by any holder and its affiliates does not exceed 9.999% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise).

On January 21, 2005, Mr. Lonstein was awarded a fully vested, nonqualified option to acquire 750,000 shares of the Company’s common stock at $25.00 per share. The average of the high and low prices for one share of the Company’s common stock on the date of the grant was $16.995. The award was made pursuant to the 2002 Plan. The purpose of the grant was to mitigate the financial impact on Mr. Lonstein for having provided options at $25.00 per share on 750,000 shares of the Company’s common stock owned by him to the purchasers (including their successors and assigns) of the preferred stock and warrants. As noted in the previous paragraph, the preferred stock and warrants were repurchased and cancelled. Additionally, all of the unexercised purchaser call options expired on May 10, 2007. As a result, pursuant to the terms of Mr. Lonstein’s option award the number of shares issuable on exercise of the option held by Mr. Lonstein was automatically reduced to zero.

As of December 31, 2006, Mr. Lonstein was indebted to the Company in the amount of $56,118. This indebtedness is payable on demand and bears interest at the prime rate of interest plus 1% per annum.

As of December 31, 2006, Mr. Wallach was indebted to the Company in the amount of $65,380. This indebtedness is payable on demand and bears interest at the prime rate.

In February 2006, the amounts due from each of Mr. Lonstein and Mr. Wallach were reduced by $50,000 by applying a portion of their respective bonus payments against the balance due to the Company.

In July 2004, the Company completed a private offering of $72 million aggregate principal amount of 4.0% Convertible Senior Notes due July 15, 2024 (the “Notes”). Approximately $40 million of the net proceeds from this offering were used to repay outstanding term loans. The remaining balance was used to fund acquisitions and for general corporate purposes. Net proceeds to the Company after discount and fees were approximately $69 million. Interest on the Notes is payable semi-annually in arrears beginning on January 15, 2005.

At the initial conversion price of $15.36, the $72,000,000 of Notes were convertible into 4,687,500 common shares. The Notes and the shares of common stock into which they may be converted may be resold pursuant to a registration statement on Form S-3 that became effective in August 2004. After the effective date of the registration statement and prior to the end of the 18th month thereafter, if the market price of the Company’s common stock were to be less than 68.23% ($10.48) of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period, the conversion price would immediately be reduced by 17.38% (to $12.69 initially, subject to adjustment as noted above for stock dividends, splits, etc.) (the “Reset Adjustment”); provided that (i) the Reset Adjustment shall only be applicable to Notes that have been sold or otherwise distributed pursuant to the registration statement referred to above or pursuant to Rule 144(k) under the Securities Act (and such adjustment shall apply to all such Notes, regardless of whether they are so sold or distributed before or after adjustment), and (ii) there shall be no more than one Reset Adjustment during the term of the Notes. On August 5, 2005, the Reset Adjustment was triggered. As a result of the Reset Adjustment, the number of common shares into which the Notes are convertible is 5,673,759, an increase of 986,259 shares.

The initial purchaser of the Notes described above, Lehman Brothers, Inc. (“Lehman”), received a discount of $2,520,000, representing 3.5% of the $72,000,000 principal amount of the securities. An affiliate of the initial purchaser, LBI Group, Inc. (“LBI”), who had participated in the October 2003 stock offering described above and was the beneficial owner of 2.5% of the Company’s common stock prior to the offering, acquired Notes as part of the offering. Following the completion of the offering, LBI beneficially owned 5.8% and Lehman beneficially owned 4.7% of the Company’s outstanding common stock. Both LBI and Lehman share the same common parent. At August 15, 2007, assuming the conversion of their Notes into shares, LBI beneficially owned 3.4% and Lehman beneficially owned 6.9% of the Company’s outstanding common stock. The Notes are currently convertible as the conditions precedent to conversion have been satisfied as of June 30, 2007. Lehman and LBI hold an aggregate of $30,949,000 of the Notes, convertible into 2,438,850 common shares.

The Company’s written policy requires that transactions with related parties be reviewed by the General Counsel and/or the Chief Financial Officer. The Company’s Codes of Ethics and Conduct both forbid employees from engaging in any activity that might present a conflict of interest. Any transactions that might appear to involve a conflict of interest must be submitted by the General Counsel or Chief Financial Officer to the Audit Committee for review. Such transactions may include, but are not limited to, any significant ownership interest in any supplier or customer; any consulting or employment relationship with any customer, supplier or competitor; any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities with the Company; the receipt of non-nominal gifts or excessive entertainment from any company with which the Company has current or prospective business dealings; being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any immediate family member; and selling anything to the Company or buying anything from the Company, except on the same terms and conditions as other directors, officers or employees are permitted to so purchase or sell. Any transaction or relationship with a member of the immediate family of a director, officer or employee will be subject to the same review and approval process as if the transaction or relationship were directly with the director, officer or employee. The Company reviews this policy with directors and executive officers at least annually.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of the code of ethics was filed as Exhibit 14 to the Company’s Annual Report on Form 10-K for December 31, 2004. The Company has posted the code of ethics on its website at www.infocrossing.com/ir_co_e.cfm. In addition, a copy of the code of ethics may be obtained by writing to Infocrossing, Inc., attention: Secretary, 2 Christie Heights Street, Leonia, NJ 07605.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the executive officers and Directors of the Company, and persons who beneficially own more than 10 percent of the Company’s Common Stock, to file reports of ownership of Company securities and changes of ownership with the Securities and Exchange Commission. Copies of those reports must also be furnished to the Company.

Based solely on a review of the copies of reports furnished to the Company, the Company believes that during the 12 months ended December 31, 2006, persons beneficially owning more than 10 percent of the Company’s Common Stock complied with all applicable Section 16(a) filing requirements on a timely basis. Based solely on a review of the copies of reports furnished to the Company and the results of its review to date, the Company currently believes that the following reports on Form 4 by Executive Officers and Directors were not timely filed during the twelve months ended December 31, 2006: for Mr. McHale, one report, and for Ms. Perone and Messrs DaPuzzo, Targoff, and Waltman, four reports each.

EXHIBIT (a)(5)

ANNEX II

August 6, 2007

Board of Directors
Infocrossing, Inc.
2 Christie Heights Street
Leonia, NJ 07605

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of Infocrossing, Inc. (the “Company”) of the Consideration (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of August 6, 2007 (the “Merger Agreement”), by and among the Company, Wipro Limited (“Acquiror”) and Roxy Acquisition Corp. (“Merger Sub”). As more fully described in the Merger Agreement, (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of Company Common Stock at a purchase price of $18.70 per share in cash (the “Consideration”), and (ii) subsequent to such Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”) pursuant to which the Company will become a wholly owned subsidiary of Acquiror and each outstanding share of Company Common Stock not acquired in the Tender Offer will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed the Merger Agreement and certain related documents, as well as certain publicly available business and financial information relating to the Company. We have also reviewed certain other information and data relating to the Company, including financial forecasts, provided to or discussed with us by the Company, and we have met with the management of the Company to discuss the business and prospects of the Company. We also have considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company that we have reviewed and have been directed to utilize for purposes of our analyses, the management of the Company has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the Transaction and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to the holders of Company Common Stock of the Consideration and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the relative merits of the Transaction as compared to alternative

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Board of Directors
Infocrossing, Inc.
August 6, 2007

transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transaction.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Tender Offer. We will also receive a fee for rendering this opinion. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement. From time to time, we and our affiliates have in the past provided, and in the future may provide, investment banking and other financial services to the Company and Acquiror, for which services we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Acquiror and any other company that may be involved in the Transaction and, accordingly, may at any time hold a long or short position in such securities, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Company Common Stock in the Tender Offer or how such stockholder should vote or act on any matter relating to the proposed Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

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